GREAT-WEST

LIFECO INC.

04046229

November 12, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 15 2004 WASH, D.C. 185 SECTION

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents that were approved by the Board of Directors at their meetings held October 28, 2004:

- Interim Comparative Financial Statements (unaudited) for the period ending September 30, 2004;
- Interim MD&A for the period ending September 30, 2004;
- Press Release dated October 28, 2004 announcing the second quarter results;

Sincerely,

Laurie Speers
for Associate Corporate Secretary

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

N:\las\qtr\2004\2004-10DIV.doc

L509-01/02

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

QUARTERLY REPORT

9 MONTHS RESULTS

January 1 to September 30, 2004

Quarterly Report to Shareholders

1 Letter to Shareholders
4 Consolidated Financial Statements
5 Summary of consolidated operations
6 Consolidated balance sheet
7 Consolidated statement of surplus
8 Consolidated statement of cash flows
9 Notes to the consolidated financial statements
22 Management's Discussion & Analysis
 22 Lifeco Consolidated
 35 Operating Results – Canada
 43 Operating Results – Europe
 48 Operating Results – United States
 55 Lifeco Corporate

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-Looking Information

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

Non-GAAP Financial Measures

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Quarterly Report January 1 to September 30, 2004

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at September 30, 2004 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $417 million for the three months ended September 30, 2004, compared to $336 million reported a year ago, an increase of 24%. On a per share basis, reflecting the third quarter subdivision of Lifeco common shares, this represents $0.47 per common share for the third quarter of 2004, an increase of 21%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $414 million.

For the nine months ended September 30, 2004, net income attributable to common shareholders, excluding restructuring charges, was $1,207 million, an increase of 42% compared to $850 million for 2003, or $1.35 per common share, an increase of 24% compared to $1.09 per common share for 2003. Net income, after restructuring costs, attributable to common shareholders was $1,191 million.

Lifeco experienced solid growth overall in the third quarter, with strong operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- For the third quarter of 2004, common shareholder net income, excluding restructuring charges, increased 24% compared to the third quarter of 2003.
- Return on common shareholders' equity, excluding restructuring costs, was 20.3% for the twelve months ended September 30, 2004.
- Earnings per common share, for the third quarter of 2004, excluding restructuring charges, increased 21% compared to a year ago.
- Assets under administration at September 30, 2004 totalled $162.3 billion, up $3.1 billion from December 31, 2003 levels.
- Quarterly dividends declared were 18.125¢ per common share payable December 31, 2004. Dividends paid on common shares for the first nine months of 2004 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

The results for 2004 include the effects of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003. The comparative figures for 2003 do not include the results of CLFC for the period January 1 to July 9, 2003.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the third quarter of 2004 increased 17% to $168 million from $144 million a year ago. For the nine months ended September 30, 2004, earnings were up 34% to $496 million, compared to $371 million at September 30, 2003.

Total premiums and deposits for the nine months ended September 30, 2004 were $11.3 billion, an increase of $4.3 billion over 2003. Fee income for the period increased $145 million.

In addition to the inclusion of CLFC business for all of 2004, results reflect strong operating earnings for Great-West, London Life and Canada Life, including significant increases in segregated funds deposits and growth in assets.

Total assets under administration at September 30, 2004 were $81.6 billion, up $5.3 billion from December 31, 2003 levels, with increases in general funds of $2.0 billion and in segregated funds of $3.3 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the third quarter of 2004 were $92 million, up from $35 million a year ago. For the nine months ended September 30, 2004, earnings were $245 million, compared to $58 million at September 30, 2003.

Total premiums and deposits for the nine months ended September 30, 2004 were $6.6 billion, an increase of $3.0 billion over 2003. Fee income for the nine months ended September 30, 2004 was $268 million.

The changes are almost entirely due to the inclusion of CLFC results for all of 2004.

Total assets under administration at September 30, 2004 were $35.3 billion, essentially unchanged from December 31, 2003 levels, with increases in general funds of $1.4 billion and in segregated funds of $0.9 billion.

GREAT-WEST
LIFECO INC.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the third quarter of 2004 were $157 million down slightly from $163 million a year ago. For the nine months ended September 30, 2004, earnings were $470 million, compared to $427 million at September 30, 2003.

Total premiums and deposits for the nine months ended September 30, 2004 were US $5.9 billion, a decrease of US $596 million from 2003. Premiums and deposits for Healthcare continue to reflect the impact of reinsurance transactions undertaken in 2003 and 2004, related to the acquisition of Canada Life. Premiums and deposits for Financial Services retirement products increased over 2003.

Fee income for the nine months ended September 30, 2004 was US $674 million, an increase of US $41 million compared to a year ago.

Total assets under administration at US $36.0 billion at September 30, 2004 were relatively unchanged from December 31, 2003 levels.

CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a net charge of $3 million for the third quarter of 2004, and a net charge of $20 million for the nine months ended September 30, 2004. These results are comprised of restructuring costs related to the CLFC acquisition and U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.18125 per share on the common shares of the Company payable December 31, 2004 to shareholders of record at the close of business December 3, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share; and
- Initial dividend on Series G First Preferred Shares $0.38466 per share payable December 31, 2004 to shareholders of record at the close of business December 3, 2004.

Raymond L. McFeetors
Co-President and Chief Executive Officer

William T. McCallum
Co-President and Chief Executive Officer

October 28, 2004

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,087**	$ 3,064	1%	**$ 10,438**	$ 8,682	20%
Self-funded premium equivalents (ASO contracts) (1)	**2,015**	2,065	-2%	**6,069**	6,286	-3%
Segregated funds deposits: (1)						
Individual products	**1,146**	984	16%	**4,124**	1,841	124%
Group products	**1,045**	1,048	-%	**5,131**	3,023	70%
Total premiums and deposits	**7,293**	7,161	2%	**25,762**	19,832	30%
Bulk reinsurance - initial ceded premiums (2)	**-**	(5,429)		**-**	(5,429)	
Net premiums and deposits	**7,293**	1,732		**25,762**	14,403	
Fee and other income	**555**	498	11%	**1,674**	1,330	26%
Paid or credited to policyholders (2)	**3,387**	(2,059)	-264%	**11,489**	4,222	172%
Net income attributable to:						
Preferred shareholders	**15**	15		**43**	27	59%
Common shareholders before restructuring costs (3)	**417**	336	24%	**1,207**	850	42%
Restructuring costs after tax (3)	**3**	12		**16**	12	
Common shareholders	**414**	324	28%	**1,191**	838	42%
Per Common Share (4)						
Basic earnings before restructuring costs (3)	**$ 0.468**	$ 0.386	21%	**$ 1.352**	$ 1.088	24%
Restructuring costs after tax (3)	**0.002**	0.016	-88%	**0.017**	0.016	6%
Basic earnings after restructuring costs	**0.466**	0.370	26%	**1.335**	1.072	25%
Dividends paid	**0.18125**	0.14625	24%	**0.50375**	0.41625	21%
Book value				**8.99**	8.25	9%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs (3)				**20.3%**	21.6%	
Net income				**20.1%**	21.4%	
At September 30						
Total assets				**$ 96,705**	$ 99,083	-2%
Segregated funds assets (1)				**65,594**	58,295	13%
Total assets under administration				**$ 162,299**	$ 157,378	3%
Capital stock and surplus				**$ 9,438**	$ 8,518	11%

(1) *Segregated funds deposits and self-funded premium equivalents (ASO contracts)*
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). The costs include approximately $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

(4) Per Common Share computations have been adjusted to reflect the two-for-one subdivision of the Company's common shares effective October 6, 2004 (see note 13 in the Company's interim financial statements).

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Income				
Premium income	**$ 3,087**	$ 3,064	**$ 10,438**	$ 8,682
Bulk reinsurance - initial ceded premiums	**-**	(5,429)	**-**	(5,429)
	3,087	(2,365)	**10,438**	3,253
Net investment income	**1,272**	1,316	**3,921**	3,167
Fee and other income	**555**	498	**1,674**	1,330
	4,914	(551)	**16,033**	7,750
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,387**	(2,059)	**11,489**	4,222
Commissions	**297**	288	**902**	621
Operating expenses	**543**	607	**1,699**	1,439
Restructuring costs (note 2)	**8**	21	**26**	21
Premium taxes	**75**	53	**190**	115
Amortization of finite life intangible assets (note 3)	**7**	-	**14**	-
Distribution on capital trust securities (note 5)	**8**	10	**22**	19
Net income before income taxes	**589**	529	**1,691**	1,313
Income taxes - current	**171**	230	**375**	474
- future	**(30)**	(75)	**33**	(98)
Net income before non-controlling interests	**448**	374	**1,283**	937
Non-controlling interests (note 5)	**19**	35	**49**	72
Net income	**$ 429**	$ 339	**$ 1,234**	$ 865
Earnings per common share (note 10)				
Basic	**$ 0.466**	$ 0.370	**$ 1.335**	$ 1.072
Diluted	**$ 0.462**	$ 0.366	**$ 1.323**	$ 1.061

Summary of Net Income				
Preferred shareholder dividends	**$ 15**	$ 15	**$ 43**	$ 27
Net income - common shareholders	**414**	324	**1,191**	838
Net income	**$ 429**	$ 339	**$ 1,234**	$ 865
Average number of shares outstanding - basic (note 10)			892,383,806	781,657,210
Average number of shares outstanding - diluted (note 10)			900,502,985	789,475,204

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	September 30, 2004	December 31, 2003	September 30, 2003
Assets			
Bonds	**$ 55,691**	$ 54,208	$ 54,721
Mortgage loans	**14,803**	15,088	15,091
Stocks	**3,343**	3,199	3,019
Real estate	**1,581**	1,594	1,649
Loans to policyholders	**6,628**	6,566	6,605
Cash and certificates of deposit	**2,269**	2,461	3,458
Funds withheld by ceding insurers	**2,283**	4,142	4,655
Premiums in course of collection	**424**	448	560
Interest due and accrued	**910**	882	945
Future income taxes	**396**	482	312
Goodwill (note 3(a))	**5,328**	5,265	4,934
Intangible assets (note 3(b))	**1,508**	1,398	1,424
Other assets	**1,541**	1,718	1,710
Total assets	**$ 96,705**	$ 97,451	$ 99,083
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 66,411**	$ 66,999	$ 68,137
Provision for claims	**1,002**	1,092	1,126
Provision for policyholder dividends	**553**	544	597
Provision for experience rating refunds	**668**	840	946
Policyholder funds	**2,094**	2,023	2,138
	70,728	71,498	72,944
Commercial paper and other loans (note 4)	**2,110**	2,576	2,999
Current income taxes	**504**	619	600
Funds held under reinsurance contracts	**4,233**	4,655	4,735
Future income taxes	**75**	-	-
Other liabilities	**4,106**	4,355	3,614
Repurchase agreements	**720**	503	909
Net deferred gains on portfolio investments sold	**2,230**	2,237	2,221
	84,706	86,443	88,022
Non-controlling interests (note 5)	**2,561**	2,418	2,543
Capital Stock and Surplus			
Capital stock (note 6)	**6,077**	5,783	5,798
Surplus	**3,664**	2,993	2,817
Provision for unrealized gain (loss) on translation of net investment in foreign operations	**(303)**	(186)	(97)
	9,438	8,590	8,518
Liabilities, capital stock and surplus	**$ 96,705**	$ 97,451	$ 99,083

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2004	2003
Balance, beginning of year	**$ 2,993**	$ 2,382
Net income	**1,234**	865
Change in accounting policy (note 1(b))	**(4)**	-
Contributed surplus - Stock option expense		
Change in accounting policy (note 1(b))	**5**	-
Current year expense (note 7)	**6**	-
Repatriation of Canada Life seed capital from participating policyholder account (note 5 (b))	**21**	-
Share issue costs - preferred shares	**(6)**	-
Redemption premium - preferred shares	**-**	(2)
Common share cancellation excess	**(92)**	(72)
Dividends to shareholders		
Preferred shareholders	**(43)**	(27)
Common shareholders	**(450)**	(329)
Balance, end of period	**$ 3,664**	$ 2,817

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Operations				
Net income	**$ 429**	$ 339	**$ 1,234**	$ 865
Adjustments for non-cash items:				
Change in policy liabilities	**(1,507)**	(3,685)	**173**	(3,756)
Change in funds withheld by ceding insurers	**1,589**	(38)	**1,859**	131
Change in funds held under reinsurance contracts	**-**	4,735	**-**	4,735
Change in current income taxes payable	**105**	88	**(113)**	145
Future income tax expense	**(30)**	(75)	**33**	(98)
Other	**164**	(309)	**(612)**	266
Cash flows from operations	**750**	1,055	**2,574**	2,288
Financing Activities				
Issue of common shares	**3**	1,025	**18**	1,033
Issue of preferred shares	**300**	-	**300**	-
Purchased and cancelled common shares	**(29)**	(33)	**(117)**	(86)
Redemption of preferred shares	**-**	(102)	**-**	(102)
Issue of debentures	**-**	-	**-**	600
Repayment of commercial paper and other loans	**(2)**	986	**(4)**	983
Partial repayment of five year term facility (note 4)	**(250)**	-	**(450)**	-
Share issue costs	**(5)**	-	**(5)**	-
Debenture issue costs	**-**	-	**-**	(6)
Dividends paid	**(177)**	(146)	**(493)**	(356)
	(160)	1,730	**(751)**	2,066
Investment Activities				
Bond sales and maturities	**7,454**	11,852	**27,657**	26,688
Mortgage loan repayments	**599**	676	**1,700**	1,317
Stock sales	**294**	264	**944**	560
Real estate sales	**9**	290	**64**	466
Change in loans to policyholders	**27**	(381)	**(165)**	(454)
Change in repurchase agreements	**154**	663	**257**	466
Reinsurance transactions	**3**	-	**(433)**	-
Investment in Canada Life Financial Corporation	**-**	(1,862)	**-**	(1,862)
Investment in subsidiaries	**-**	170	**-**	170
Investment in bonds	**(8,279)**	(10,993)	**(29,449)**	(27,419)
Investment in mortgage loans	**(590)**	(1,023)	**(1,405)**	(1,329)
Investment in stocks	**(308)**	(158)	**(1,098)**	(372)
Investment in real estate	**(20)**	(20)	**(87)**	(39)
	(657)	(522)	**(2,015)**	(1,808)
Increase (decrease) in cash and certificates of deposit	**(67)**	2,263	**(192)**	2,546
Cash and certificates of deposit, beginning of period	**2,336**	1,195	**2,461**	912
Cash and certificates of deposit, end of period	**$ 2,269**	$ 3,458	**$ 2,269**	$ 3,458

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions, except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2004 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2003.

(b) New Accounting Requirements for 2004

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

Interim Financial Statements

Effective June 30, 2004, the CICA Handbook Section 1751 Interim Financial Statements was amended to require disclosure of the total benefit cost for employee future benefits. This change in accounting policy has been applied prospectively (see note 9).

(c) Certain of 2003 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Following the acquisition of Canada Life Financial Corporation (CLFC) on July 10, 2003, the Company developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A). Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations, facilities, systems and compensation costs. These costs are included in the Summary of Consolidated Operations in the line restructuring costs and included in the Corporate segment (note 12).

Significant administrative activities performed by CLFC prior to July 10, 2003 are being exited, restructured and integrated with the activities performed by Great-West, London Life and GWL&A. In Canada, selected administrative functions, facilities and systems are being restructured and integrated with Great-West and London Life functions. These activities are expected to be substantially completed by the end of 2005. In Europe, selected administrative functions, facilities and systems are being restructured and non-strategic international operations and locations are being exited. These activities are expected to be substantially completed by the end of 2005. In the United States, selected administrative functions, facilities and systems are being restructured and integrated with GWL&A functions. These activities are expected to be substantially completed by the end of 2004.

Expected total restructuring costs were revised during the second quarter of 2004 from $497 to $448. The revised expected total restructuring costs primarily reflect lower compensation costs being incurred. The costs include approximately $350 that was recognized as part of the finalization of the allocation of the purchase equation of CLFC, a reduction of $62 from December 31, 2003 estimate of $412. Costs of approximately $98 are expected to be charged to income as incurred, an increase of $13 from December 31, 2003 estimate of $85.

The following details the amount and status of restructuring and exit program costs for the period ended September 30, 2004:

	Expected total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance September 30, 2004
Eliminating duplicate systems	$ 128	$ 13	$ 41	$ 54	$ 74
Exiting and consolidating operations	115	28	40	68	47
Compensation costs	205	84	76	160	45
	$ 448	$ 125	$ 157	$ 282	$ 166
Accrued on acquisition	$ 350	$ 94	$ 131	$ 225	$ 125
Expense as incurred	98	31	26	57	41
	$ 448	$ 125	$ 157	$ 282	$ 166
Canada	$ 356	$ 95	$ 127	$ 222	$ 134
Europe	47	13	11	24	23
United States	45	17	19	36	9
	$ 448	$ 125	$ 157	$ 282	$ 166

3. Goodwill and Intangible Assets

(a) Carrying value of goodwill and changes in carrying value of goodwill for the nine months ended September 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 5,265**	$ 1,158
Acquisition of subsidiary	**-**	3
CLFC acquisition	**-**	3,783
Changes in allocation of purchase price of CLFC	**66**	-
Changes in foreign exchange rates	**(3)**	(10)
Balance, end of period	**$ 5,328**	$ 4,934

The change in the allocation of the purchase price of CLFC consists of decreases in the values of invested and other assets acquired of $91, increases in the value of intangible assets of $127, increases in the value of policy liabilities assumed of $164 and decreases in the value of other liabilities assumed of $62.

The Company has finalized its accounting for the CLFC acquisition. The Company will finalize the allocation of goodwill to the Company's major reportable segments during the fourth quarter of 2004.

(b) Carrying value of intangible assets and changes in carrying value of intangible assets for the nine months ended September 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 1,398**	$ 529
CLFC acquisition	**-**	895
Changes in allocation of purchase price of CLFC	**127**	-
Amortization of finite life intangible assets	**(14)**	-
Changes in foreign exchange rates	**(3)**	-
Balance, end of period	**$ 1,508**	$ 1,424

During 2004, as part of the revision of the allocation of the purchase price of CLFC the Company identified $127 of additional finite life intangible assets relating to distribution channels of CLFC. These finite life intangible assets are amortized on a straight-line basis over a period not exceeding 30 years.

4. Commercial Paper and Other Loans

Commercial paper and other loans consist of the following:

	September 30, 2004	December 31, 2003	September 30, 2003
Short Term			
Commercial paper and other short term borrowings with interest rates from 1.7% to 2.0% (1.1% to 1.2% in 2003)	$ **122**	$ 124	$ 135
Revolving credit in respect of reinsurance business with interest rates from 1.8% to 2.5% maturing within one year (1.3% to 2.6% in 2003)	**22**	29	33
One year bank facility at rates of 3.2% to 5.0%	**-**	-	394
Total Short Term	**144**	153	562
Long Term			
Operating			
Other notes payable with interest of 8.0%	**11**	12	12
Capital			
Lifeco			
Five year term facility at rates of: $118 at Canadian 91-day Bankers' Acceptance; $31 at 91-day LIBOR rate	**149**	596	600
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
CLFC			
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**275**	278	278
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**209**	210	210
Series B 6.40% Debentures due December 11, 2028, unsecured	**101**	101	101
GWL&A			
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	**221**	226	236
	1,955	2,411	2,425
Total Long Term	**1,966**	2,423	2,437
Total Commercial Paper and Other Loans	$ **2,110**	$ 2,576	$ 2,999

During 2004 the Company repaid $450 principal amount of the five year term facility.

5. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life, The Canada Life Assurance Company (Canada Life) and GWL&A at September 30, 2004, December 31, 2003 and September 30, 2003. The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and its subsidiaries are:

a)	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 25**	$ 25	**$ 74**	$ 75
London Life	**142**	170	**420**	458
Canada Life	**45**	12	**130**	12
GWL&A	**38**	56	**139**	145
Policyholder dividends				
Great-West	**(24)**	(24)	**(68)**	(69)
London Life	**(131)**	(139)	**(389)**	(404)
Canada Life	**(45)**	(13)	**(140)**	(13)
GWL&A	**(36)**	(56)	**(131)**	(143)
Net income	**14**	31	**35**	61
Preferred shareholder dividends of subsidiaries	**5**	4	**14**	10
Non-controlling interests in capital stock and surplus	**-**	-	**-**	1
Total	**$ 19**	$ 35	**$ 49**	$ 72
Distribution on Great-West Life Capital Trust Securities	**$ 6**	$ 6	**$ 16**	$ 16
Distribution on Canada Life Capital Trust Securities	**7**	7	**21**	7
Trust units held by consolidated group as temporary investments	**(5)**	(3)	**(15)**	(4)
Total	**$ 8**	$ 10	**$ 22**	$ 19

b) As at	September 30, 2004	December 31, 2003	September 30, 2003
Participating policyholder undistributed surplus			
Great-West	$ **350**	$ 345	$ 336
London Life	**1,014**	985	959
Canada Life	**14**	50	42
GWL&A	**204**	202	211
	1,582	1,582	1,548
Preferred shareholders of subsidiaries	**369**	370	371
Trust units issued by Great-West Life Capital Trust	**350**	350	350
Trust units issued by Canada Life Capital Trust	**450**	450	450
Acquisition related fair market value adjustment	**38**	41	41
Trust securities held by consolidated group as temporary investments	**(228)**	(375)	(217)
	610	466	624
	$ **2,561**	$ 2,418	$ 2,543

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of The Canada Life Assurance Company and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2004, following OSFI approval, $21 of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 and a decrease in non-controlling interests of $21.

6. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	September 30, 2004		December 31, 2003		September 30, 2003	
	Number	**Stated Value**	Number	Stated Value	Number	Stated Value
Preferred Shares:						
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**$ 200**	8,000,000	$ 200	8,000,000	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,868,131**	**597**	23,868,131	597	23,868,131	597
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,006**	**199**	7,957,006	199	7,957,006	199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	-	-	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**130**	5,192,242	130	5,192,242	130
Balance, end of period	**57,017,379**	**$ 1,426**	45,017,379	$ 1,126	45,017,379	$ 1,126
Common Shares:						
Balance, beginning of year	**446,561,962**	**$ 4,657**	366,376,712	$ 1,552	366,376,712	$ 1,552
Purchased and cancelled under Normal Course Issuer Bid	**(2,359,900)**	**(24)**	(3,853,600)	(32)	(2,213,700)	(15)
Issued under Stock Option Plan	**1,222,195**	**18**	840,937	13	727,371	11
Private placement	**-**	**-**	23,964,213	900	23,964,213	900
Issued on acquisition of CLFC	**-**	**-**	55,958,505	2,102	55,958,505	2,102
Issued and exchange for vested CLFC options	**-**	**-**	3,275,195	122	3,261,645	122
Balance, end of period	**445,424,257**	**$ 4,651**	446,561,962	$ 4,657	448,074,746	$ 4,672
Total Capital Stock		**$ 6,077**		$ 5,783		$ 5,798

During the third quarter of 2004, the Company issued 12,000,000 Series G, 5.20% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after December 31, 2009.

Subsequent to September 30, 2004 the Company's common shares were subdivided on a two-for-one basis (see note 13).

7. Stock Based Compensation

Under the Company's stock option plan, on a pre-split basis, 141,000 options were granted during the first quarter, 142,500 options were granted during the second quarter and 90,000 options were granted during the third quarter of 2004 (367,000 options were granted during the first quarter, 131,750 options were granted during the second quarter and 1,361,500 options were granted during the third quarter of 2003). The weighted-average fair value of options granted during the nine months ended September 30, 2004 was $12.39 per option ($9.94 per option during the nine months ended September 30, 2003). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the nine months ended September 30, 2004 and September 30, 2003 respectively: dividend yield 2.679% (2.813%), expected volatility 24.66% (26.21%), risk-free interest rate 4.335% (5.065%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting, compensation expense has been recorded on the options granted under the Company's stock option plan since January 1, 2002 based on the fair value of the options granted, and amortized over the vesting period. Compensation expense of $5 million, after tax, has been recognized for the nine months ended September 30, 2004. For the nine months ended September 30, 2003, the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002. The Company's net income for the nine months ended September 30, 2003 on this basis would have been reduced by $3 million.

8. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $426 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $436, a reduction of policyholder liabilities of $403, and a reduction of other liabilities of $33.

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in benefits and expenses are as follows:

	For the three months ended September 30, 2004	For the nine months ended September 30, 2004
Pension benefits	$ 9	$ 38
Other benefits	8	36
Total	$ 17	$ 74

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
a) Earnings				
Net income - common shareholders	**$ 414**	$ 324	**$ 1,191**	$ 838
b) Average Number of Common Shares at September 30 (1)				
Average number of common shares outstanding			**892,383,806**	781,657,210
Add:				
-Potential exercise of outstanding stock options			**8,119,179**	7,817,994
Average number of common shares outstanding - diluted basis			**900,502,985**	789,475,204
Earnings per Common Share				
Basic	**$ 0.466**	$ 0.370	**$ 1.335**	$ 1.072
Diluted	**$ 0.462**	$ 0.366	**$ 1.323**	$ 1.061

(1) Earnings per Common Share computations have been adjusted to reflect the two-for-one subsidivion of the Company's common shares effective October 6, 2004 (see note 13).

11. Commitments (changes since December 31, 2003 annual report)

LRG has a syndicated letter of credit facility providing U.S. $1,100 in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818.

LRG has issued U.S. $764 in letters of credit as at September 30, 2004 for this facility.

12. Segmented Information

Effective for the second quarter of 2004 the Company has changed its major reportable segments by separating the former Canada/Europe segment into two segments, Canada and Europe. The segments reflect the management structure and organization of the Company. Comparative information has been separated on the same basis.

The Canada segment includes the net consolidated Canadian operations of Great-West and its wholly owned subsidiaries CLFC and LIG. The Europe segment includes the net consolidated European and International operations of CLFC together with reinsurance operations of CLFC and LRG.

Consolidated Operations

For the three months ended September 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,384	$ 1,176	$ 527	$ -	$ 3,087
Net investment income	622	231	419	-	1,272
Fee and other income	169	81	305	-	555
Total income	2,175	1,488	1,251	-	4,914
Benefits and Expenses:					
Paid or credited to policyholders	1,449	1,235	703	-	3,387
Other	452	143	314	6	915
Restructuring costs	-	-	-	8	8
Amortization of finite life intangible assets	4	3	-	-	7
Distribution on capital trust securities	8	-	-	-	8
Net operating income before income taxes	262	107	234	(14)	589
Income taxes	64	13	75	(11)	141
Net income before non-controlling interests	198	94	159	(3)	448
Non-controlling interests	15	2	2	-	19
Net income	$ 183	$ 92	$ 157	$ (3)	$ 429

Summary of Net Income

	Canada	Europe	United States	Lifeco Corporate	Total
Preferred shareholder dividends	$ 15	$ -	$ -	$ -	$ 15
Net income - common shareholders	168	92	157	(3)	414
Net income	$ 183	$ 92	$ 157	$ (3)	$ 429

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,315	$ 931	$ 818	$ -	$ 3,064
Bulk reinsurance - initial ceded premiums	(2,716)	-	(2,713)	-	(5,429)
	(1,401)	931	(1,895)	-	(2,365)
Net investment income	681	241	394	-	1,316
Fee and other income	147	61	290	-	498
Total income	(573)	1,233	(1,211)	-	(551)
Benefits and Expenses:					
Paid or credited to policyholders	(1,271)	1,037	(1,825)	-	(2,059)
Other	419	153	374	2	948
Restructuring costs	-	-	-	21	21
Amortization of finite life intangible assets	-	-	-	-	-
Distribution on capital trust securities	10	-	-	-	10
Net operating income before income taxes	269	43	240	(23)	529
Income taxes	72	8	80	(5)	155
Net income before non-controlling interests	197	35	160	(18)	374
Non-controlling interests	38	-	(3)	-	35
Net income	$ 159	$ 35	$ 163	$ (18)	$ 339

	Canada	Europe	United States	Lifeco Corporate	Total
Summary of Net Income					
Preferred shareholder dividends	$ 15	$ -	$ -	$ -	$ 15
Net income - common shareholders	144	35	163	(18)	324
Net income	$ 159	$ 35	$ 163	$ (18)	$ 339

For the nine months ended September 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 4,859	$ 4,361	$ 1,218	$ -	$ 10,438
Net investment income	1,892	752	1,277	-	3,921
Fee and other income	509	268	897	-	1,674
Total income	7,260	5,381	3,392	-	16,033
Benefits and Expenses:					
Paid or credited to policyholders	5,152	4,635	1,702	-	11,489
Other	1,363	445	975	8	2,791
Restructuring costs	-	-	-	26	26
Amortization of finite life intangible assets	10	4	-	-	14
Distribution on capital trust securities	22	-	-	-	22
Net operating income before income taxes	713	297	715	(34)	1,691
Income taxes	135	51	236	(14)	408
Net income before non-controlling interests	578	246	479	(20)	1,283
Non-controlling interests	39	1	9	-	49
Net income	$ 539	$ 245	$ 470	$ (20)	$ 1,234

	Canada	Europe	United States	Lifeco Corporate	Total
Summary of Net Income					
Preferred shareholder dividends	$ 43	$ -	$ -	$ -	$ 43
Net income - common shareholders	496	245	470	(20)	1,191
Net income	$ 539	$ 245	$ 470	$ (20)	$ 1,234

For the nine months ended September 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,592	$ 3,079	$ 2,011	$ -	$ 8,682
Bulk reinsurance - initial ceded premiums	(2,716)	-	(2,713)	-	(5,429)
	876	3,079	(702)	-	3,253
Net investment income	1,550	529	1,088	-	3,167
Fee and other income	364	61	905	-	1,330
Total income	2,790	3,669	1,291	-	7,750
Benefits and Expenses:					
Paid or credited to policyholders	1,151	3,432	(361)	-	4,222
Other	997	168	1,008	2	2,175
Restructuring costs	-	-	-	21	21
Amortization of finite life intangible assets	-	-	-	-	-
Distribution on capital trust securities	19	-	-	-	19
Net operating income before income taxes	623	69	644	(23)	1,313
Income taxes	156	7	218	(5)	376
Net income before non-controlling interests	467	62	426	(18)	937
Non-controlling interests	69	4	(1)	-	72
Net income	$ 398	$ 58	$ 427	$ (18)	$ 865

Summary of Net Income	Canada	Europe	United States	Lifeco Corporate	Total
Preferred shareholder dividends	$ 27	$ -	$ -	$ -	$ 27
Net income - common shareholders	371	58	427	(18)	838
Net income	$ 398	$ 58	$ 427	$ (18)	$ 865

13. Subsequent Event

On September 24, 2004, the shareholders of the Company approved a subdivision of the Company's common shares on a two-for-one basis. The subdivision, which was effective October 6, 2004, increased the number of common shares outstanding on October 6, 2004 from 445,401,757 to 890,803,514. Had the subdivision been effective September 30, 2004, the number of common shares outstanding on September 30, 2004 would have increased from 445,424,257 to 890,848,514.

Management's Discussion and Analysis

Interim Report
For the nine months ended September 30, 2004

Dated October 28, 2004

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,087**	$ 3,064	1%	**$ 10,438**	$ 8,682	20%
Self-funded premium equivalents (ASO contracts) (1)	**2,015**	2,065	-2%	**6,069**	6,286	-3%
Segregated funds deposits: (1)						
Individual products	**1,146**	984	16%	**4,124**	1,841	124%
Group products	**1,045**	1,048	0%	**5,131**	3,023	70%
Total premiums and deposits	**7,293**	7,161	2%	**25,762**	19,832	30%
Bulk reinsurance - initial ceded premiums (2)	**-**	(5,429)		**-**	(5,429)	
Net premiums and deposits	**7,293**	1,732		**25,762**	14,403	
Fee and other income	**555**	498	11%	**1,674**	1,330	26%
Paid or credited to policyholders (2)	**3,387**	(2,059)		**11,489**	4,222	172%
Net income attributable to:						
Preferred shareholders	**15**	15	0%	**43**	27	59%
Common shareholders before restructuring costs (3)	**417**	336	24%	**1,207**	850	42%
Restructuring costs after tax (3)	**3**	12		**16**	12	
Common shareholders	**414**	324	28%	**1,191**	838	42%
Per Common Share (4)						
Basic earnings before restructuring costs (3)	**$ 0.468**	$ 0.386	21%	**$ 1.352**	$ 1.088	24%
Restructuring costs after tax (3)	**0.002**	0.016	-88%	**0.017**	0.016	6%
Basic earnings after restructuring costs	**0.466**	0.370	26%	**1.335**	1.072	25%
Dividends paid	**0.18125**	0.14625	24%	**0.50375**	0.41625	21%
Book value per common share				**$ 8.99**	$ 8.25	9%
Return on common shareholders' equity (12 months)						
Net income before restructuring costs (3)				**20.3%**	21.6%	
Net income				**20.1%**	21.4%	
At September 30						
Total assets				**$ 96,705**	$ 99,083	-2%
Segregated funds assets (1)				**65,594**	58,295	13%
Total assets under administration				**$ 162,299**	$ 157,378	3%
Capital stock and surplus				**$ 9,438**	$ 8,518	11%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429.

(3) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). The costs include approximately $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures on page 2.

4) Per Common Share computations have been adjusted to reflect the two-for-one subdivision of the Company's common shares effective October 6, 2004 (see note 13 in the Company's interim financial statements).

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and nine months ended September 30, 2004 compared with the same periods in 2003. The MD&A provides an overall discussion, followed by analyses of the performance of its major reportable segments, Canada, Europe, and United States.

This MD&A is an update to the Company's Enhanced Management's Discussion and Analysis for the year ended December 31, 2003 and dated January 29, 2004.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars – refer to note 1 of the Lifeco interim financial statements.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

TRANSLATION OF FOREIGN CURRENCY

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items (net revenues) are translated at an average rate for the period.

The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate (1)
United States Dollar			
September 30, 2004	**$1.2600**	**$1.3300**	**$1.5820**
June 30, 2004	$1.3400	$1.3400	$1.5762
March 31, 2004	$1.3100	$1.3200	$1.5733
December 31, 2003	$1.2900	$1.4000	$1.5873
September 30, 2003	$1.3500	$1.4300	$1.5875
June 30, 2003	$1.3550	$1.4540	$1.5872
March 31, 2003	$1.4700	$1.5100	$1.5774
British Pound Sterling			
September 30, 2004	**$2.2900**	**$2.4200**	**$2.3168**
June 30, 2004	$2.4300	$2.4400	$2.2880
March 31, 2004	$2.4100	$2.4200	$2.1994
December 31, 2003	$2.3100	$2.2900	
September 30, 2003	$2.2400	$2.2209	
Euro			
September 30, 2004	**$1.5700**	**$1.6300**	
June 30, 2004	$1.6300	$1.6400	
March 31, 2004	$1.6100	$1.6500	
December 31, 2003	$1.6300	$1.5800	
September 30, 2003	$1.5700	$1.5546	

(1) The effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to hedge the translation volatility.

BUSINESSES

Great-West Lifeco Inc. (Lifeco) has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC) respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group (LRG).

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per share amounts)

		Total Revenue	Net Income - Common Shareholders			Adjusted Net Income - Common Shareholders (2)	
			Total	Basic Per Share	Diluted Per Share	Total	Basic Per Share
2004	**Third quarter**	**$4,914**	**$ 414**	**$ 0.466**	**$ 0.462**	**$ 417**	**$ 0.468**
	Second quarter	5,852	401	0.448	0.444	407	0.456
	First quarter	5,267	376	0.421	0.417	383	0.428
2003	Fourth quarter	$5,622	$ 357	$ 0.403	$ 0.400	$ 365	$ 0.411
	• Bulk reinsurance	57 (1)					
	• Net	5,679					
	Third quarter	4,878	324	0.370	0.366	336	0.386
	• Bulk reinsurance	(5,429) (1)					
	• Net	(551)					
	Second quarter	3,971	261	0.357	0.354	N/A	N/A
	First quarter	4,330	253	0.345	0.341	N/A	N/A
2002	Fourth quarter	$4,242	$ 235	$ 0.320	$ 0.316	N/A	N/A
	Third quarter	4,429	240	0.327	0.324	N/A	N/A
	Second quarter	3,648	234	0.317	0.312	N/A	N/A
	First quarter	4,313	222	0.301	0.297	N/A	N/A

(1) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.

(2) Adjusted Net Income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to Non-GAAP Financial Measures on page 2.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC.

		Net Income Common Shareholders		
		Net Income	Basic Per Share	Diluted Per Share
2004	Third quarter	$ 3	$ 0.002	$ 0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007
2003	Fourth quarter	$ 8	$ 0.008	$ 0.008
	Third quarter	12	0.016	0.016

THIRD QUARTER 2004 OVERVIEW

The results for the third quarter include the effects of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003. The nine month comparative figures for 2003 include the results of CLFC from the date of acquisition.

Total revenue for the third quarter was $4,914 million and was comprised of premium income of $3,087 million, net investment income of $1,272 million and fee and other income of $555 million. Total revenue for the third quarter of 2003 was $4,878 million, excluding the effect of bulk reinsurance contracts entered into in 2003 by Great-West and GWL&A in connection with the acquisition of CLFC. Under these contracts, premium income of $5,429 million was initially ceded to third parties. Before giving effect to these arrangements, total revenue for the third quarter of 2003 was comprised of premium income of $3,064 million, net investment income of $1,316 million and fee and other income of $498 million.

Net income attributable to common shareholders for the quarter was $414 million compared to $324 million in 2003. The increase in net income reflects both the effects of the CLFC acquisition as well as growth in the underlying core businesses.

The integration of the businesses of Canada Life with those of Great-West and London Life continues to progress and yield expense synergies in line with management's expectations. At September 30, 2004, Canada had achieved approximately 97% of its $210 million annual expense synergy target, Europe had achieved approximately 94% of its $40 million annual expense synergy target, and the United States had achieved approximately 92% of its $80 million expense synergy target. The United States synergy achievement is considered to be complete in light of the sale of the CLFC U.S. group insurance business to a third party in the first quarter of 2004.

At September 30, 2004, approximately $282 million of the $448 million expected total cost of restructuring had been utilized. The remaining costs relate to the exit and integration activities of certain systems and administrative functions in Canada and Europe. These activities are expected to extend into 2005. Refer to 2 to the Company's interim financial statements.

The following items represent significant third quarter developments:

- The Company has finalized its accounting for the CLFC acquisition. The value of goodwill arising from CLFC acquisition was $4,169 million, and was unchanged from the balance at the end of the second quarter. In addition, the Company has separately identified intangible assets with a value of $997 million. The Company will finalize the allocation of goodwill to its major reportable segments during the fourth quarter of 2004.
- On July 28, 2004, the Company announced its intention to redeem all 5,192,242 of its outstanding Non-Cumulative Class A Preferred Shares, Series 1 on October 31, 2004 for a cash redemption price of $25.00 per share. The aggregate redemption price is $129.8 million.
- On September 14, 2004, the Company closed its offering of 12,000,000 Series G 5.20% Non-Cumulative First Preferred Shares with an aggregate stated value of $300 million. Approximately $150 million of the proceeds have been used in the third quarter to repay a portion of the Company's five year term facility that formed part of the CLFC acquisition. As well, the proceeds will be used to redeem the Company's Class A Preferred Shares, Series 1 on October 31, 2004.
- On September 24, 2004, the Common Shareholders and the First Preferred Shareholders of the Company approved a subdivision of the Company's common shares of a two-for-one basis. The two-for-one subdivision was effective October 6, 2004, and increased the number of common shares outstanding on October 6, 2004 from 445,401,757 to 890,803,514.

NET INCOME

Lifeco's net income attributable to common shareholders, excluding restructuring charges of $3 million related to the acquisition of CLFC, was $417 million for the three months ended September 30, 2004, compared to $336 million reported a year ago, an increase of 24%. On a per share basis, this represents $0.468 per common share for the third quarter of 2004, an increase of 21% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $414 million or $0.466 per common share.

For the nine months ended September 30, 2004, net income attributable to common shareholders, excluding restructuring charges, was $1,207 million, an increase of 42% compared to $850 million for 2003, or $1.352 per common share, an increase of 24% compared to $1.088 per common share for 2003. Net income, after restructuring costs, attributable to common shareholders was $1,191 million or $1.335 per common share for the nine months of 2004.

Source of Net Income – Consolidated net income of Lifeco is the net operating earnings of Great-West, London Life, CLFC and GWL&A, together with Lifeco's corporate results. Lifeco's net income includes CLFC for 2004 and from the July 10 date of acquisition of CLFC for 2003.

Net Income Common Shareholders
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Canada						
Total business units	**$ 196**	$ 170	15%	**$ 575**	$ 407	41%
Allocation of Lifeco Corporate	**(28)**	(26)		**(79)**	(36)	
Total Canada	**168**	144	17%	**496**	371	34%
Europe	**92**	35	163%	**245**	58	
United States	**157**	163	-4%	**470**	427	10%
Lifeco Corporate						
Total holding company	**-**	(6)		**(4)**	(6)	
Restructuring costs	**(3)**	(12)		**(16)**	(12)	
Total Lifeco Corporate	**(3)**	(18)		**(20)**	(18)	
Total Lifeco	**$ 414**	$ 324	28%	**$ 1,191**	$ 838	42%

Canada – Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the third quarter increased 17% to $168 million from $144 million at September 30, 2003. For the nine months ended September 30, 2004, net earnings were $496 million, compared to $371 million a year ago.

The increase was due to strong operating earnings for Great-West, London Life and CLFC's Canadian businesses. The three month comparative includes CLFC results for 2004 and 2003, while the nine month comparative includes CLFC from July 10, 2003.

Europe – Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the third quarter increased 163% to $92 million from $35 million at September 30, 2003. For the nine months ended September 30, 2004, net earnings were $245 million, compared to $58 million a year ago.

The increase for the nine month period in 2004 was due to the inclusion of CLFC's European businesses for an extra two quarters.

United States – Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the third quarter was $157 million compared to $163 million at September 30, 2003. For the nine months ended September 30, 2004, net earnings were $470 million, compared to $427 million a year ago.

The nine month increase was primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

Corporate – Corporate nine month net earnings for Lifeco, attributable to common shareholders, were a charge of $20 million, compared to a charge of $18 million in 2003, comprised of $16 million of restructuring costs incurred to September 30, 2004 ($12 million in 2003) related to the CLFC acquisition, $6 million of U.S. withholding tax ($4 million in 2003) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating income (a charge of $2 million in 2003) incurred at the Lifeco level.

A more complete discussion and analysis of the above is presented in the following sections of this report.

FINANCIAL POSITION

ASSETS

Assets Under Administration
(in $ millions)

	September 30 2004	December 31 2003
Invested assets	$ 84,315	$ 83,116
Goodwill and intangible assets	6,836	6,663
Other general fund assets	5,554	7,672
Total assets	96,705	97,451
Segregated funds assets	65,594	61,699
Total assets under administration	$ 162,299	$ 159,150

Total Assets Under Administration
Total assets under administration at September 30, 2004 were $162.3 billion, an increase of $3.1 billion from December 31, 2003. General fund assets decreased by $0.8 billion and segregated funds assets increased by $3.9 billion compared with December 31, 2003. The increase in goodwill and intangible assets reflects adjustments made by the Company to the allocation of the purchase price for CLFC. Refer to note 3 of the Company's interim financial statements.

Invested Assets
Invested assets at September 30, 2004 were $84.3 billion, an increase of $1.2 billion or 1% from December 31, 2003. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset Distribution
(in $ millions)

	September 30, 2004		December 31, 2003	
Government bonds	$ 21,064	25 %	$ 21,434	26 %
Corporate bonds	34,627	41	32,774	39
Mortgages	14,803	17	15,088	18
Stocks	3,343	4	3,199	4
Real estate	1,581	2	1,594	2
Sub-total portfolio investments	75,418		74,089	
Cash & certificates of deposit	2,269	3	2,461	3
Policy loans	6,628	8	6,566	8
Total invested assets	$ 84,315	100 %	$ 83,116	100 %

Bond Portfolio
The total bond portfolio increased to $55.7 billion or 66% of invested assets at September 30, 2004, from $54.2 billion or 65% at December 31, 2003. Federal, provincial and other government securities represented 38% of the bond portfolio, compared to 40% in 2003. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 83% rated A or higher. The excess of fair value over carrying value at September 30, 2004 was $1,483 million ($1,487 million at December 31, 2003).

Bond Portfolio Quality (excludes $3,271 million short-term investments, $2,462 million in 2003)
(in $ millions)

	September 30, 2004		December 31, 2003	
Estimated Rating				
AAA	**$ 24,083**	**46 %**	$ 23,127	45 %
AA	**6,950**	**13**	6,999	14
A	**12,791**	**24**	12,573	24
BBB	**7,792**	**15**	7,879	15
BB or lower	**804**	**2**	1,168	2
Total	**$ 52,420**	**100 %**	$ 51,746	100 %

Mortgage Portfolio

The total mortgage portfolio remained relatively unchanged at $14.8 billion or 17% of invested assets at September 30, 2004. The mortgage portfolio consisted of 52% commercial loans, 37% multi-family residential loans and 11% single family residential loans. Total insured loans were $4.3 billion or 29% of the mortgage portfolio. The excess of fair value over carrying value at September 30, 2004 was $530 million ($567 million at December 31, 2003).

Equity Portfolio

The total equity portfolio remained relatively unchanged at $4.9 billion or 6% of invested assets at September 30, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at September 30, 2004 was $503 million ($421 million at December 31, 2003).

Asset Quality – General Fund Assets

Non-investment grade bonds were $804 million or 1.5% of the bond portfolio at September 30, 2004, compared with $1,168 million or 2.3% of the bond portfolio at December 31, 2003. The decrease is primarily due to upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $203 million or 0.3% of portfolio investments at September 30, 2004, compared with $234 million or 0.3% at December 31, 2003. Total allowances for credit losses at September 30, 2004 were $169 million, compared with $190 million at year-end 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $963 million at September 30, 2004 ($959 million at December 31, 2003).

The combination of the allowance for credit losses of $169 million, together with the $963 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at September 30, 2004 (1.6% at December 31, 2003).

Non-Performing Loans
(in $ millions)

	September 30, 2004				December 31, 2003			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	**$ 194**	**$ 6**	**$ 3**	**$ 203**	$ 223	$ 10	$ 1	$ 234

Allowances for Credit Losses
(in $ millions)

	September 30, 2004			December 31, 2003		
Asset Class	**Specific Provisions**	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	**$ 99**	**$ 70**	**$ 169**	$ 67	$ 123	$ 190

Fair Value

The fair value of invested assets exceeded their carrying value by $2.5 billion as at September 30, 2004, compared to $2.5 billion at December 31, 2003. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other General Fund Assets

During the third quarter of 2004, LRG commuted certain reinsurance contracts. The impact of this transaction was to reduce funds withheld by ceding insurers and policy liabilities by approximately $1.5 billion on the consolidated balance sheet. In the summary of consolidated operations, policyholder benefits was increased and increase in actuarial liabilities was decreased by the same amount.

(in $ millions)	**September 30 2004**	December 31 2003
Funds withheld by ceding insurers	**$ 2,283**	$ 4,142
Other assets	**3,271**	3,530
Total other general fund assets	**$ 5,554**	$ 7,672

Other assets, at $3.3 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated Funds

Segregated funds assets under management, which are measured at market values, increased by $3.9 billion to $65.6 billion at September 30, 2004. During the first nine months of 2004, $1.5 billion of Group Retirement Services Securities Inc. trusteed assets were converted to segregated funds administered under insured contracts. The remaining growth resulted from net deposits of $1.6 billion, as well as market value gains of $0.8 billion.

(in $ millions)	**September 30**	December 31	
	2004	2003	2002
Stocks	**$ 44,329**	$ 40,970	$ 19,978
Bonds	**14,013**	14,502	12,398
Mortgages	**1,571**	1,466	1,349
Real estate	**3,277**	3,119	2,022
Cash and other	**2,404**	1,642	301
Total	**$ 65,594**	$ 61,699	$ 36,048
In-period growth	**6%**	71%	-

LIABILITIES

Total Liabilities

(in $ millions)	**September 30 2004**	December 31 2003
Policy liabilities	**$ 70,728**	$ 71,498
Net deferred gains on portfolio investments sold	**2,230**	2,237
Other general fund liabilities	**11,748**	12,708
Total liabilities	**$ 84,706**	$ 86,443

Total liabilities at September 30, 2004 were $84.7 billion, a decrease of 2% from December 31, 2003.

Policy Liabilities

Policy liabilities, at $70.7 billion, represent 83% of total liabilities at September 30, 2004, and at December 31, 2003.

Other General Fund Liabilities

(in $ millions)	September 30 2004	December 31 2003
Current income taxes	$ 504	$ 619
Future income taxes	75	-
Commercial paper and other loans	2,110	2,576
Funds held under reinsurance contracts	4,233	4,655
Other liabilities	4,826	4,858
Total other general fund liabilities	$ 11,748	$ 12,708

Total other general fund liabilities at September 30, 2004 were $11.7 billion, a decrease of $1.0 billion from December 31, 2003. Other liabilities, at $4.8 billion decreased $32 million from December 31, 2003, and includes trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions.

Commercial paper and other loans include $1,745 million of long term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $212 million of capital securities issued in the U.S. through its subsidiary GWL&A Financial Inc. (Refer to note 4 of the Company's interim financial statements.)

Included in Commercial paper and other loans is a term bank facility that formed part of the financing for the CLFC acquisition. In the third quarter, the Company repaid $250 million principal amount of the facility, reducing the outstanding amount from $398 million to $149 million.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At September 30, 2004, the Company held over $47 billion in highly marketable securities.

The Company maintains a $200 million committed line of credit with a Canadian chartered bank. The line of credit will provide additional support for the Company's liquidity needs.

Commitments/Contractual Obligations

(in $ millions)	Payments Due by Period				
	Total	within 1 year	1-3 years	4-5 years	over 5 years
1) Long-term loans	$ 1,931	$ 1	$ 2	$ 151	$ 1,777
2) Operating leases					
- office	570	87	218	135	130
- equipment	31	17	14	-	-
3) Credit-related arrangements					
(a) Contractual commitments	380	370	10	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW				
4) Purchase obligations	51	29	21	1	-
Total contractual obligations	$ 2,963	$ 504	$ 265	$ 287	$ 1,907

1) Long term loans – refer to note 4 of the Company's interim financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Europe operation is, from time to time, an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to note 11 of the Company's September 30, 2004 financial statements, note 20 of the Company's 2003 annual financial statements and the "Risks Associated with Letters of Credit" section of the Company's 2003 annual enhanced MD&A.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Non-Controlling Interests – Refer to note 5 of the Lifeco interim financial statements.

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, the Company has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at September 30, 2004 was $610 million.

On demutualization of Canada Life, $50 million of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of The Canada Life Assurance Company and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2004, following OSFI approval, $21 million of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 million (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 million and a decrease in participating policyholder surplus of $21 million.

Capital Stock and Surplus

Outstanding Share Data – refer to note 6 of the Lifeco interim financial statements.

2004 Activity – During the nine months ended September 30, 2004, the Company paid dividends of $0.50375 per common share for a total of $450 million and preferred share dividends of $43 million.

During the third quarter of 2004, the Company issued 12,000,000 Series G, 5.20% Non-Cumulative First Preferred Shares with a stated value of $300 million. Refer to note 6 of the Lifeco interim financial statements.

On September 24, 2004, the shareholders of the Company approved a subdivision of the Company's common shares on a two-for-one basis. The subdivision, which was effective October 6, 2004, increased the number of common shares outstanding on October 6, 2004 from 445,401,757 to 890,803,514. Had the subdivision been effective September 30, 2004, the number of common shares outstanding on September 30, 2004 would have increased from 445,424,257 to 890,848,514.

The Company utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan.

In November, 2003, the Company announced a further normal course issuer bid commencing December 1, 2003 and terminating November 30, 2004. During the course of this bid, the Company may purchase up to but not more than 6,000,000 (12,000,000 on a subdivided basis) shares for cancellation. During the nine months ended September 30, 2004, through the normal course issuer bid process, 2,359,900 common shares were purchased for cancellation at a cost of $117 million or $49.45 per share (4,179,800 or $24.73 on a subdivided basis).

The strengthening of the Canadian dollar in 2003 resulted in decreases to the provision for unrealized gain in translation of net investment in self-sustaining operations by $89 million from September 30, 2003. In 2004, the further strengthening of the Canadian dollar resulted in decreases to the provision for unrealized gains of $117 million.

In total, capital stock and surplus increased by $920 million, to $9.4 billion at September 30, 2004, from September 30, 2003, and increased by $848 million from December 31, 2003.

Off-Balance Sheet Arrangements
The Company enters into off-balance sheet arrangements in the normal course of operations in the form of derivative instruments and a syndicated letter of credit facility. These arrangements are described in notes 16 and 20 to Lifeco's 2003 annual financial statements.

Financial Strength
The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. MCCSR ratios at September 30, 2004 for Great-West, London Life and Canada Life were approximately 201%, 249% and 206%, respectively. GWL&A has risk-based capital well in excess of that required by regulation.

Credit Ratings
Lifeco and its major subsidiaries continue to hold very strong ratings. There has been no change to ratings since December 31, 2003.

At the time of the CLFC acquisition in July, 2003, the ratings of the Company and its major subsidiaries were assigned a negative outlook by Standard & Poor's Rating Services and Moody's Investors Service. These rating agencies continue to monitor the progress of the Company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Rating Agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook

Cash Flows
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Cash flows relating to the following activities:				
Operations	**$ 750**	$ 1,055	**$ 2,574**	$ 2,288
Financing	**(160)**	1,730	**(751)**	2,066
Investment	**(657)**	(522)	**(2,015)**	(1,808)
Increase (decrease) in cash & certificates of deposit	**(67)**	2,263	**(192)**	2,546
Cash & certificates of deposit, beginning of period	**2,336**	1,195	**2,461**	912
Cash & certificates of deposit, end of period	**$ 2,269**	$ 3,458	**$ 2,269**	$ 3,458

The cash flows from operations together with the cash flows from financing and investment for the three and nine months ended September 30, 2004 includes CLFC activity for 2004 and for the third quarter ended September 30, 2003.

The cash flows from operations reflect reduced funds held under reinsurance contracts in 2004. The change in cash flows from financing activities reflects the raising and repayment of debt financing in connection with the CLFC acquisition. Refer to the Consolidated Statement of Cash Flows in the Company's interim financial statements.

Capital Resources
The Company has established lines of credit and has demonstrated ability to access the capital markets. The capital profile of the Company and its subsidiaries includes common and preferred share capital, long-term debt and capital securities/trust units. Refer to Lifeco's interim financial statements, notes 4, 5 and 6, for a full description of these resources.

Holding Company Structure
As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

Operating Results

Canada

The operating results for the Canada segment of Lifeco are the net consolidated Canadian operating income of Great-West, which includes the related segment operating income of CLFC for 2004 and from the July 10, 2003 date of acquisition of CLFC for 2003, together with an allocation of a portion of Lifeco's corporate results.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions)

For the three months ended September 30	**2004**	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 1,384**	$ 1,315	5%
Self-funded premium equivalents (ASO contracts) (1)	**451**	468	-4%
Segregated funds deposits: (1)			
Individual products	**426**	342	25%
Group products	**499**	481	4%
Total premiums and deposits	**2,760**	2,606	6%
Bulk reinsurance - initial ceded premiums (2)	**-**	(2,716)	
Net premiums and deposits	**2,760**	(110)	
Fee and other income	**169**	147	15%
Paid or credited to policyholders (2)	**1,449**	(1,271)	
Net income attributable to:			
Preferred shareholders	**15**	15	
Common shareholders	**168**	144	17%
For the nine months ended September 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 4,859**	$ 3,592	35%
Self-funded premium equivalents (ASO contracts) (1)	**1,389**	1,197	16%
Segregated funds deposits: (1)			
Individual products	**1,649**	1,047	57%
Group products	**3,370**	1,082	
Total premiums and deposits	**11,267**	6,918	63%
Bulk reinsurance - initial ceded premiums (2)	**-**	(2,716)	-
Net premiums and deposits	**11,267**	4,202	168%
Fee and other income	**509**	364	40%
Paid or credited to policyholders (2)	**5,152**	1,151	
Net income attributable to:			
Preferred shareholders	**43**	27	59%
Common shareholders	**496**	371	34%
At September 30			
Total assets	**$ 48,993**	$ 47,071	4%
Segregated funds assets (1)	**32,590**	27,580	18%
Total assets under administration	**$ 81,583**	$ 74,651	9%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.
(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in Canada and International operations were $2,716 million.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Income:				
Premium income (1)	**$ 1,384**	$ 1,315	**$ 4,859**	$ 3,592
Bulk reinsurance - initial ceded premiums (2)	**-**	(2,716)	**-**	(2,716)
	1,384	(1,401)	**4,859**	876
Net investment income	**622**	681	**1,892**	1,550
Fee and other income	**169**	147	**509**	364
Total income	**2,175**	(573)	**7,260**	2,790
Benefits and Expenses:				
Paid or credited to policyholders	**1,449**	(1,271)	**5,152**	1,151
Other	**452**	419	**1,363**	997
Amortization of finite life intangible assets	**4**	-	**10**	-
Distribution on capital trust securities	**8**	10	**22**	19
Net operating income before income taxes	**262**	269	**713**	623
Income taxes	**64**	72	**135**	156
Net income before non-controlling interests	**198**	197	**578**	467
Non-controlling interests	**15**	38	**39**	69
Net income	**$ 183**	$ 159	**$ 539**	$ 398
Summary of Net Income				
Preferred shareholder dividends	**$ 15**	$ 15	**$ 43**	$ 27
Net income - common shareholders	**168**	144	**496**	371
Net income	**$ 183**	$ 159	**$ 539**	$ 398
(1) excludes - segregated funds deposits	**$ 925**	$ 823	**$ 5,019**	$ 2,129
- self-funded premium equivalents (ASO)	**$ 451**	$ 468	**$ 1,389**	$ 1,197

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in Canadian operations were $2,716 million.

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the three months ended September 30, 2004 increased 17% to $168 million from $144 million a year ago. For the nine months ended September 30, 2004, consolidated net earnings attributable to common shareholders increased 34% to $496 million compared to $371 million a year ago.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Group Insurance	**$ 67**	$ 67	-	**$ 189**	$ 149	27%
Individual Insurance & Investment Products	**119**	86	38%	**346**	210	65%
Corporate	**(18)**	(9)	-	**(39)**	12	-
	$ 168	$ 144	17%	**$ 496**	$ 371	34%

The increase was due to strong operating earnings for Great-West, London Life and CLFC's Canadian businesses. The three month comparative includes CLFC results for 2004 and 2003, while the nine month comparative includes CLFC from the date of acquisition July 10, 2003.

In particular, the major contributors to the year over year increase were as follows:

Group Insurance

Earnings for the quarter were $67 million which are flat compared to the same quarter in 2003. For the nine month period, earnings were $189 million compared to $149 million in 2003. In addition to including the extra two quarters of contribution from the CLFC business in 2004, earnings growth was achieved through favourable mortality and morbidity experience.

Individual Insurance & Investment Products

Earnings for the quarter were $119 million compared to $86 million in 2003. For the nine month period, earnings were $346 million compared to $210 million in 2003. In addition to the contribution from the CLFC business, earnings growth was achieved largely through higher management fees, reflecting growth in segregated funds assets through sales and improved equity market value. Also contributing to the overall results were expense improvement and favourable interest gains.

Corporate

Earnings for the quarter were a charge of $18 million compared to a charge of $9 million in 2003. For the nine month period, a charge of $39 million in 2004 compared to $12 million of income in 2003. The three month result is attributable to a reduction of capital which was used to finance the CLFC acquisition which has led to reduced income on capital. The nine month result is attributable to both reduced income on capital and higher external financing costs relating to the CLFC acquisition. Also, earnings in 2003 include a $17 million after-tax gain on the sale of Lifestyle Retirement Communities, a wholly owned subsidiary of London Life.

PREMIUMS AND DEPOSITS AND SALES

(in $ millions)

	Premiums and Deposits			Sales (1)		
For the three months ended September 30	**2004**	2003	% Change	**2004**	2003	% Change
Business/Product						
Group Insurance	**$ 1,099**	$ 1,062	3%	**$ 104**	$ 74	41%
Individual Insurance						
Life Insurance - Participating	**422**	418	1%	**17**	21	-19%
- Non-participating	**114**	100	14%	**17**	19	-11%
Living Benefits	**53**	43	23%	**13**	10	30%
Retirement & Investment Services						
Individual products	**482**	420	15%	**654**	588	11%
Group products	**590**	563	5%	**154**	150	3%
Total premiums and deposits	**$ 2,760**	$ 2,606	6%	**$ 959**	$ 862	11%
Bulk reinsurance - initial ceded premiums	**-**	(2,716)				
Net premiums and deposits	**$ 2,760**	$ (110)				
Summary by Type						
Risk-based products	**$ 1,384**	$ 1,315	5%			
ASO contracts	**451**	468	-4%			
Segregated funds deposits:						
- Individual products	**426**	342	25%			
- Group products	**499**	481	4%			
Total premiums and deposits	**$ 2,760**	$ 2,606	6%			
Bulk reinsurance - initial ceded premiums	**-**	(2,716)				
Net premiums and deposits	**$ 2,760**	$ (110)				

(1) Excludes Quadrus distributed mutual funds sales.

PREMIUMS AND DEPOSITS – THREE MONTHS

Total premiums and deposits for the three months ended September 30, 2004 increased $154 million over the $2,606 million reported in 2003. The quarterly results include the premiums and deposits on the CLFC business for 2004 and 2003, which impacted all of the Company's main product lines.

Group Insurance

Premiums and deposits increased from $1,062 million in 2003 to $1,099 million in 2004 due to growth in the Great-West block and strong CLFC Creditor/Direct Marketing results. This has been moderated by lower persistency on the CLFC block of policies as they are renewed as Great-West policies. The results are net of the impact of $227 million ($212 million in 2003) of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Individual Insurance

Premiums and deposits on life insurance products increased from $518 million in 2003 to $536 million in 2004. Participating life premium growth has slowed reflecting a lower participating policy dividend scale. Living benefits increased from $43 million in 2003 to $53 million in 2004, which includes growth in Disability Insurance premiums. The 2004 and 2003 results are net of $21 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Retirement and Investment Services

Premiums and deposits on annuity products increased from $983 million in 2003 to $1,072 million in 2004. On the individual products side, the increase reflects an increase in guaranteed products and segregated funds deposits. On the group products side, the increase reflects strong growth in premiums from existing clients, partially offset by a decrease in large case client deposits.

SALES – THREE MONTHS

Group Insurance

Sales have increased from $74 million in 2003 to $104 million in 2004. The increase reflects strong CLFC Creditor/Direct Marketing sales offset by lower Great-West small to mid size case sales.

Individual Insurance

Sales of life insurance products have decreased from $40 million in 2003 to $34 million in 2004, and living benefit products have increased from $10 million to $13 million. Life sales have slowed for the Participating block reflecting a lower participating policy dividend scale which has reduced large case sales. Although term and Universal Life sales are down slightly from last year, sales rebounded late in the quarter after products were repriced.

Retirement and Investment Services

Sales of individual and group annuity products have, in aggregate, increased from $738 million in 2003 to $808 million in 2004. Sustained improvement in equity markets, certain product improvements and various technology enhancements to assist agents have factored in the sales improvement for Individual products over 2003. Transfers of new large cases for Group products have been lower than last year which has tempered the overall sales result.

(in $ millions)

	Premiums and Deposits			Sales (1)		
For the nine months ended September 30	**2004**	2003	% Change	**2004**	2003	% Change
Business/Product						
Group Insurance	**$ 3,275**	$ 2,951	11%	**$ 259**	$ 210	23%
Individual Insurance						
Life Insurance - Participating	**1,292**	1,135	14%	**53**	57	-7%
- Non-participating	**337**	237	42%	**54**	37	46%
Living Benefits	**158**	110	44%	**33**	22	50%
Retirement & Investment Services						
Individual products	**1,837**	1,242	48%	**2,441**	1,707	43%
Group products	**4,368**	1,243	251%	**604**	448	35%
Total premiums and deposits	**$ 11,267**	$ 6,918	63%	**$ 3,444**	$ 2,481	39%
Bulk reinsurance - initial ceded premiums	**-**	(2,716)	-			
Net premiums and deposits	**$ 11,267**	$ 4,202	168%			
Summary by Type						
Risk-based products	**$ 4,859**	$ 3,592	35%			
ASO contracts	**1,389**	1,197	16%			
Segregated funds deposits:						
- Individual products	**1,649**	1,047	57%			
- Group products	**3,370**	1,082	211%			
Total premiums and deposits	**$ 11,267**	$ 6,918	63%			
Bulk reinsurance - initial ceded premiums	**-**	(2,716)	-			
Net premiums and deposits	**$ 11,267**	$ 4,202	168%			

(1) Excludes Quadrus distributed mutual funds sales.

PREMIUMS AND DEPOSITS – NINE MONTHS

For the nine months ended September 30, 2004, total premiums and deposits before deduction of initial ceded premiums related to bulk reinsurance of a block of in force liabilities, increased $4,349 million over the $6,918 million reported in 2003. The 2004 results include the premiums and deposits on the CLFC business for the full nine month period, which impacted all of the Company's main product lines. The 2003 result includes the CLFC premiums and deposits from July 10 to September 30, 2003.

Group Insurance

Premiums and deposits increased from $2,951 million in 2003 to $3,275 million in 2004. The increase reflects the addition of premium on the CLFC business for an extra two quarters partly offset by a net decrease in premium on the Great-West and London Life businesses. The net decrease in 2004 at Great-West and London Life is a result of the impact of $639 million ($212 million in 2003) of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Individual Insurance

Premiums and deposits on life insurance products increased from $1,372 million in 2003 to $1,629 million in 2004. The 2004 result is net of $66 million ($21 million in 2003) of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC. The increase is largely due to inclusion of premium on the CLFC business for an additional two quarters. However, Participating life premium growth has slowed reflecting a lower participating policy dividend scale. Living benefits increased from $110 million in 2003 to $158 million in 2004, reflecting growth in both Critical Illness and Disability Insurance products.

Retirement and Investment Services

Premiums and deposits on annuity products increased from $2,485 million in 2003 to $6,205 million in 2004. The increase reflects the inclusion of CLFC business for an additional two quarters. On the individual products side, results also benefited from a stronger Registered Retirement Savings Plan (RRSP) campaign. On the group products side, the increase also reflects stronger sales of Great-West pension products. The results also include the conversion of CLFC's Trust business to London Life business which added $2,222 million of premiums and deposits in 2004.

SALES – NINE MONTHS

Group Insurance

Sales have increased from $210 million in 2003 to $259 million in 2004. The results reflect strong increases in CLFC Creditor/Direct Marketing and activity increases in large case clients. These results were offset by weaker small to mid size case sales.

Individual Insurance

Sales of life insurance products have increased from $94 million in 2003 to $107 million in 2004, and living benefit products have increased from $22 million to $33 million. Reasons for the results are similar to the three month period.

Retirement and Investment Services

Sales of individual and group annuity products have, in aggregate, increased from $2,155 million in 2003 to $3,045 million in 2004 which result reflects the inclusion of CLFC results for an additional two quarters. The individual product side showed strong sales in segregated funds at both Great-West and London Life. The group product side result reflects growth in business from existing clients.

Net Investment Income

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Investment income earned	**$ 555**	$ 635	-13%	**$ 1,692**	$ 1,428	18%
Amortization of gains and losses	**72**	62		**219**	148	
Provision for credit losses	**1**	-		**3**	(4)	
Gross investment income	**628**	697	-10%	**1,914**	1,572	22%
Less: investment expenses	**6**	16		**22**	22	
Net investment income	**$ 622**	$ 681	-9%	**$ 1,892**	$ 1,550	22%

Net investment income for the three months ended September 30, 2004 decreased $59 million or 9% from the same period last year primarily due to lower investment income resulting from the sale of invested assets funding the CLFC acquisition.

For the nine months ended September 30, 2004, net investment income increased $342 million or 22% from the same period last year, primarily as a result of reflecting a $445 million increase from the inclusion of CLFC for an additional two quarters, which was offset by lower investment income resulting from the sale of invested assets used to fund the CLFC acquisition.

Fee Income

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Segregated funds	**$ 127**	$ 104	22%	**$ 384**	$ 264	45%
ASO contracts	**27**	27	-	**85**	65	31%
Other	**15**	16	-6%	**40**	35	14%
	$ 169	$ 147	15%	**$ 509**	$ 364	40%

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and Administrative Services Only (ASO) contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

For the nine month period ended September 30, 2004, fee income on segregated fund products increased from $264 million in 2003 to $384 million in 2004, reflecting the inclusion of CLFC for an additional two quarters, as well as strong growth in fees from new and existing business reflecting improved equity market conditions. Fee income on ASO increased from $65 million in 2003 to $85 million in 2004, reflecting the inclusion of CLFC for an additional two quarters, as well as growth in the block of business.

Other fee income is comprised of investment and property management fees, including fees derived from the management of Quadrus mutual funds. At September 30, 2004, there was approximately $1.0 billion of Quadrus mutual fund assets generating investment management fees for the Company.

For the three month period ended September 30, 2004, fee income increased $22 million over 2003. Improved equity markets have led to higher segregated fund fee income.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $5.2 billion was paid or credited to policyholders in the nine months ended September 30, 2004, including benefits paid or credited to policyholders of CLFC.

Income Taxes

Income taxes for the three and nine month periods ended September 30, 2004 were $64 million and $135 million, respectively, compared to $72 million and $156 million for the 2003 periods.

The decrease in income taxes reflects the recognition of favorable tax experience during the period. Tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Management monitors the status of the Company's income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Total expenses	**$ 226**	$ 256	-12%	**$ 727**	$ 583	25%
Less: investment expenses	**6**	17	-65%	**22**	23	-4%
Operating expenses	**220**	239	-8%	**705**	560	26%
Commissions	**190**	146	30%	**529**	363	46%
Premium taxes	**42**	34	24%	**129**	74	74%
Total	**$ 452**	$ 419	8%	**$ 1,363**	$ 997	37%

For the three months ended September 30, 2004, operating and investment expenses decreased $30 million when compared to the same period in 2003 primarily reflecting synergies achieved in the restructuring and integration of CLFC operations. The inclusion of CLFC expenses in 2004 was $47 million for operating expenses, commission payments of $34 million, and premium taxes of $13 million.

For the nine months ended September 30, 2004, operating and investment expenses increased $144 million when compared to the same period in 2003. The inclusion of CLFC expenses in 2004 was $230 million for operating expenses, commission payments of $111 million, and premium taxes of $44 million.

Operating Results

Europe

The Europe segment of Lifeco is comprised of the European insurance and annuity operations of CLFC for 2004 and from the July 10, 2003 date of acquisition of CLFC for 2003, together with reinsurance operations of both CLFC and London Reinsurance Group (LRG).

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions)

For the three months ended September 30	**2004**	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 1,176**	$ 931	26%
Segregated funds deposits: (1)			
Individual products	**643**	542	19%
Group products	**-**	1	-
Total premiums and deposits	**1,819**	1,474	23%
Fee and other income	**81**	61	33%
Paid or credited to policyholders	**1,235**	1,037	19%
Net income attributable to:			
Preferred shareholders	**-**	-	-
Common shareholders	**92**	35	163%
For the nine months ended September 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 4,361**	$ 3,079	42%
Segregated funds deposits: (1)			
Individual products	**2,283**	542	
Group products	**2**	1	100%
Total premiums and deposits	**6,646**	3,622	83%
Fee and other income	**268**	61	-
Paid or credited to policyholders	**4,635**	3,432	35%
Net income attributable to:			
Preferred shareholders	**-**	-	-
Common shareholders	**245**	58	
At September 30			
Total assets	**$ 18,837**	$ 19,892	-5%
Segregated funds assets (1)	**16,494**	14,378	15%
Total assets under administration	**$ 35,331**	$ 34,270	3%

(1) Segregated funds deposits
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds. However, the Company does earn fee and other income related to these contracts. Segregated funds are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Income:				
Premium income (1)	**$ 1,176**	$ 931	**$ 4,361**	$ 3,079
Net investment income	**231**	241	**752**	529
Fee and other income	**81**	61	**268**	61
Total income	**1,488**	1,233	**5,381**	3,669
Benefits and Expenses:				
Paid or credited to policyholders	**1,235**	1,037	**4,635**	3,432
Other	**143**	153	**445**	168
Amortization of finite life intangible assets	**3**	-	**4**	-
Distribution on capital trust securities	**-**	-	**-**	-
Net operating income before income taxes	**107**	43	**297**	69
Income taxes	**13**	8	**51**	7
Net income before non-controlling interests	**94**	35	**246**	62
Non-controlling interests	**2**	-	**1**	4
Net income	**$ 92**	$ 35	**$ 245**	$ 58
Summary of Net Income				
Preferred shareholder dividends	**$ -**	$ -	**$ -**	$ -
Net income - common shareholders	**92**	35	**245**	58
Net income	**$ 92**	$ 35	**$ 245**	$ 58
(1) excludes - segregated funds deposits	**$ 643**	$ 543	**$ 2,285**	$ 543

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the three months ended September 30, 2004 increased 163% to $92 million from $35 million a year ago. For the nine months ended September 30, 2004, consolidated net earnings attributable to common shareholders increased 322% to $245 million compared to $58 million a year ago.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Insurance & Annuities	**$ 70**	$ 35	100%	**$ 185**	$ 35	
Reinsurance	**22**	-		**60**	23	
	$ 92	$ 35	163%	**$ 245**	$ 58	322%

Earnings for the quarter were $92 million compared to $35 million in 2003. The increase reflects growth in both Insurance & Annuities and Reinsurance.

The Insurance & Annuities growth reflects stronger sales in Germany, improved morbidity experience in the United Kingdom resulting from better claims management, improved operational efficiencies and the impact of a stronger British pound and Euro against the Canadian dollar.

The Reinsurance growth is largely a reflection of weaker results in 2003 in connection with certain property & casualty contracts in LRG, partially offset by weaker mortality experience in Canada Life Reinsurance in 2004.

The nine month results for 2003 include the results of LRG for the entire period, and the results of the Canada Life Insurance & Annuities and Reinsurance businesses from the July 10 date of acquisition.

PREMIUMS AND DEPOSITS AND SALES

(in $ millions)

	Premiums and Deposits			Sales		
For the three months ended September 30	**2004**	2003	% Change	**2004**	2003	% Change
Business/Product						
Insurance & Annuities	**$ 1,165**	$ 1,054	11%	**$ 798**	$ 783	2%
Reinsurance	**654**	420	56%	**612**	373	64%
Total premiums and deposits	**$ 1,819**	$ 1,474	23%	**$ 1,410**	$ 1,156	22%
Summary by Type						
Risk-based products	**$ 1,176**	$ 931	26%			
ASO contracts	**-**	-	-			
Segregated funds deposits:						
- Individual products	**643**	542	19%			
- Group products	**-**	1	-			
Total premiums and deposits	**$ 1,819**	$ 1,474	23%			

PREMIUMS AND DEPOSITS – THREE MONTHS

Total premiums and deposits for the quarter increased $345 million over the $1,474 million reported in 2003. The results include the contribution from the CLFC businesses.

Insurance & Annuities

Premiums and deposits were $1,165 million for the three month period, while sales were $798 million. The results primarily reflect strong sales of German pension products.

Reinsurance

Premiums and deposits increased from $420 million in 2003 to $654 million in 2004. LRG increased from $354 million to $592 million of premium due to strong life reinsurance results.

(in $ millions)

For the nine months ended September 30	Premiums and Deposits 2004	2003	% Change	Sales 2004	2003	% Change
Business/Product						
Insurance & Annuities	**$ 4,199**	$ 1,054		**$ 2,931**	$ 783	
Reinsurance	**2,447**	2,568	-5%	**2,288**	2,521	-9%
Total premiums and deposits	**$ 6,646**	$ 3,622	83%	**$ 5,219**	$ 3,304	58%
Summary by Type						
Risk-based products	**$ 4,361**	$ 3,079	42%			
ASO contracts	**-**	-	-			
Segregated funds deposits:						
- Individual products	**2,283**	542				
- Group products	**2**	1				
Total premiums and deposits	**$ 6,646**	$ 3,622	83%			

PREMIUMS AND DEPOSITS – NINE MONTHS

For the nine months ended September 30, 2004, total premiums and deposits increased $3,024 million over the $3,622 million reported in 2003. The 2004 results include CLFC premiums and deposits of $4,418 million and LRG premiums of $2,228 million ($2,502 million in 2003).

Insurance & Annuities

Premiums and deposits were $4,199 million for the nine month period, while sales were $2,931 million ($783 million in 2003). The 2004 results include the extra two quarters of contribution from the Canada Life business. In addition, the increase is due to strong growth in most lines of business particularly in UK payout annuities and offshore savings & investments single premium products as well as German pension products. This increase is partially offset by the divestiture of operations in the Bahamas and Puerto Rico at the end of 2003.

Reinsurance

Premiums and deposits were $2,447 million, and sales were $2,288 million for the nine month period. Results reflect an additional two quarters of CLFC results, offset by lower premiums arising from certain life reinsurance contracts at LRG.

Net Investment Income

(in $ millions)

	For the three months ended September 30 2004	2003	% Change	For the nine months ended September 30 2004	2003	% Change
Investment income earned	**$ 212**	$ 228	-7%	**$ 693**	$ 513	35%
Amortization of gains and losses	**24**	19		**71**	24	
Provision for credit losses	**(1)**	(3)		**(1)**	(5)	
Gross investment income	**235**	244	-4%	**763**	532	43%
Less: investment expenses	**4**	3		**11**	3	
Net investment income	**$ 231**	$ 241	-4%	**$ 752**	$ 529	42%

Net investment income for the three months ended September 30, 2004 decreased $10 million or 4% from the same period last year primarily as a result of investment income in 2003 on new reinsurance contracts ceded which were not present in the current year.

For the nine months ended September 30, 2004, net investment income increased $223 million or 42% from the same period last year, primarily as a result of the inclusion of CLFC income of $396 million. This was offset by the ceding of investment income under certain reinsurance contracts in 2003 and the commutation of reinsurance business in the current year.

Fee Income

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees.

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Segregated funds	**$ 81**	$ 55	47%	**$ 267**	$ 55	-
Other	**-**	6	-	**1**	6	-
	$ 81	$ 61	33%	**$ 268**	$ 61	-

Fee income on segregated fund products is derived from the management of funds. In the U.K., fee income was $169 million, and in Ireland/Germany was $99 million for the nine months ended September 30, 2004. For the three months ended September 30, 2004, fee income was $52 million and $29 million, for the U.K. and Ireland/Germany respectively.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $4.6 billion was paid or credited to policyholders in the nine months ended September 30, 2004, compared to $3.4 billion for the same period of 2003.

Income Taxes

Income taxes for the three and nine month periods ended September 30, 2004 were $13 million ($8 million in 2003) and $51 million ($7 million in 2003), respectively, consistent with increases in income before income taxes.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Total expenses	**$ 83**	$ 95	-13%	**$ 261**	$ 110	137%
Less: investment expenses	**4**	3	-	**11**	3	-
Operating expenses	**79**	92	-14%	**250**	107	134%
Commissions	**44**	58	-	**170**	58	-
Premium taxes	**20**	3	-	**25**	3	-
Total	**$ 143**	$ 153	-7%	**$ 445**	$ 168	165%

For the three months ended September 30, 2004, operating and investment expenses decreased $12 million when compared to the same period in 2003, primarily reflecting synergies achieved in the restructuring and integration of CLFC operations.

For the nine months ended September 30, 2004, operating and investment expenses increased $151 million when compared to the same period in 2003 due to the inclusion of CLFC expenses for an additional two quarters in 2004.

GREAT-WEST
LIFECO INC.

Operating Results

United States

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC for 2004 and from the July 10, 2003 date of acquisition of CLFC for 2003, together with an allocation of a portion of Lifeco's corporate results.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions)

For the three months ended September 30	2004	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 527	$ 818	-36%
Self-funded premium equivalents (ASO contracts) (1)	1,564	1,597	-2%
Segregated funds deposits: (1)			
Individual products	77	100	-23%
Group products	546	566	-4%
Total premiums and deposits	2,714	3,081	-12%
Bulk reinsurance - initial ceded premiums (2)	-	(2,713)	-
Net premiums and deposits	2,714	368	
Fee and other income	305	290	5%
Paid or credited to policyholders (2)	703	(1,825)	-139%
Net income attributable to:			
Preferred shareholders	-	-	-
Common shareholders	157	163	-4%
For the nine months ended September 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 1,218	$ 2,011	-39%
Self-funded premium equivalents (ASO contracts) (1)	4,680	5,089	-8%
Segregated funds deposits: (1)			
Individual products	192	252	-24%
Group products	1,759	1,940	-9%
Total premiums and deposits	7,849	9,292	-16%
Bulk reinsurance - initial ceded premiums (2)	-	(2,713)	-
Net premiums and deposits	7,849	6,579	19%
Fee and other income	897	905	-1%
Paid or credited to policyholders (2)	1,702	(361)	
Net income attributable to:			
Preferred shareholders	-	-	-
Common shareholders	470	427	10%
At September 30			
Total assets	$ 28,875	$ 32,120	-10%
Segregated funds assets (1)	16,510	16,337	1%
Total assets under administration	$ 45,385	$ 48,457	-6%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in GWL&A operations were $2,713 million.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Income:				
Premium income (1)	**$ 527**	$ 818	**$ 1,218**	$ 2,011
Bulk reinsurance - initial ceded premiums (2)	**-**	(2,713)	**-**	(2,713)
	527	(1,895)	**1,218**	(702)
Net investment income	**419**	394	**1,277**	1,088
Fee and other income	**305**	290	**897**	905
Total income	**1,251**	(1,211)	**3,392**	1,291
Benefits and Expenses:				
Paid or credited to policyholders (2)	**703**	(1,825)	**1,702**	(361)
Other	**314**	374	**975**	1,008
Amortization of finite life intangible assets	**-**	-	**-**	-
Distribution on capital trust securities	**-**	-	**-**	-
Net operating income before income taxes	**234**	240	**715**	644
Income taxes	**75**	80	**236**	218
Net income before non-controlling interests	**159**	160	**479**	426
Non-controlling interests	**2**	(3)	**9**	(1)
Net income	**$ 157**	$ 163	**$ 470**	$ 427
Summary of Net Income				
Preferred shareholder dividends	**$ -**	$ -	**$ -**	$ -
Net income - common shareholders	**157**	163	**470**	427
Net income	**$ 157**	$ 163	**$ 470**	$ 427
(1) excludes - segregated funds deposits	**$ 623**	$ 666	**$ 1,951**	$ 2,192
- self-funded premium equivalents (ASO)	**$ 1,564**	$ 1,597	**$ 4,680**	$ 5,089

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in GWL&A operations were $2,713 million.

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the three months ended September 30, 2004, decreased 4% to $157 million, compared to $163 million a year ago. For the nine months ended September 30, 2004 consolidated net income attributable to common shareholders increased 10% to $470 million, compared to $427 million a year ago.

Net Income Attributable to Common Shareholders

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Healthcare	**$ 62**	$ 77	-19%	**$ 192**	$ 214	-10%
Financial Services	**94**	76	24%	**276**	194	42%
Corporate	**1**	10	-90%	**2**	19	-89%
	$ 157	$ 163	-4%	**$ 470**	$ 427	10%
In millions US $	**$ 99**	$ 103	-4%	**$ 297**	$ 269	10%

The decrease in earnings for the three month period ended September 30, 2004 is primarily due to a decrease in Healthcare earnings. The increase in earnings for the nine months period ended September 30, 2004, compared to a year ago was primarily due to increased earnings of CLFC operations. CLFC closed on a financial transaction on February 29, 2004, which resulted in ceding 100% of the group life and health block of business (excluding the medical stop-loss business) to Jefferson Pilot Corporation on an indemnity-coinsurance basis.

In terms of major business units, in addition to the inclusion of the U.S. operations of CLFC, the three months ended September 30, 2004 reflect the following:

- Healthcare – Third quarter earnings decreased 19% as compared to the third quarter 2003. This decline is primarily due to an increase in aggregate health claims in 2004. Investment in disease management programs and implementation of new product designs intended to manage healthcare costs have partially mitigated the results of lower administrative fees, premium, and aggregate stop loss prior year deficit recoveries.
- Financial Services – The increase in earnings of 24% for the third quarter of 2004, compared to a year ago, is primarily related to the increased earnings of CLFC during 2004.
- Corporate – Earnings decreased primarily due to reduction in investment income.

For the nine months ended September 30, 2004:

- Healthcare – The decrease in earnings of 10% for the nine months ended September 30, 2004 compared to a year ago, is primarily related to lower premium and administrative fees combined with the reduction in customer deficit recoveries. The investment in disease management programs and new product designs, such as Consumer Advantage, that are based upon consumer driven healthcare models have partially mitigated the results of lower premium and administrative fees. The Company continues to consolidate claims payment and processing locations in an effort to manage costs and service quality. In addition, Healthcare has also developed a new market segment, specialty risk. This unit specializes in TPA (third party administrators) joint ventures and other strategic alliances. Results of these operations are included in the nine month results.
- Financial Services – The increase in earnings of 42% for the nine months ended September 30, 2004, compared to a year ago, is primarily related to the inclusion of CLFC earnings for an additional two quarters in 2004.
- Corporate – Earnings decreased primarily due to a reduction in investment income and lower income tax credits from prior years.

PREMIUMS AND DEPOSITS AND SALES

(in $ millions)

	Premiums and Deposits			Sales		
For the three months ended September 30	**2004**	2003	% Change	**2004**	2003	% Change
Business/Product						
Healthcare						
Group life and health	**$ 1,741**	$ 2,049	-15%	**$ 240**	$ 190	26%
Financial Services						
Individual Markets	**218**	288	-24%	**77**	71	8%
Retirement Services	**755**	744	1%	**323**	339	-5%
Total premiums and deposits	**$ 2,714**	$ 3,081	-12%	**$ 640**	$ 600	7%
Bulk reinsurance - initial ceded premiums	**-**	(2,713)				
Net premiums and deposits	**$ 2,714**	$ 368				
Summary by Type						
Risk-based products	**$ 527**	$ 818	-36%			
ASO contracts	**1,564**	1,597	-2%			
Segregated funds deposits:						
- Individual products	**77**	100	-23%			
- Group products	**546**	566	-4%			
Total premiums and deposits and sales	**$ 2,714**	$ 3,081	-12%			
Bulk reinsurance - initial ceded premiums	**-**	(2,713)				
Net premiums and deposits	**$ 2,714**	$ 368				
Total premiums and deposits and sales US $	**$ 2,070**	$ 2,226	-7%	**$ 490**	$ 436	12%

PREMIUMS AND DEPOSITS – THREE MONTHS

For the three months ended September 30, 2004, premiums and deposits were $2,714 million in total: $527 million of risk-based product premiums, $623 million of segregated funds deposits, and $1,564 million of ASO contract premiums.

Healthcare

Before the $145 million of premiums ceded in 2004 to a third party reinsurer, the Healthcare line is down 8% compared to the same period last year. The majority of the decrease in the Healthcare segment reflects the strengthening of the Canadian dollar and the accounting reclassification of $9 million Minimum Premium Plan to administrative fees, as well as the decline in membership during 2003. This membership trend has begun to reverse in 2004. Total Healthcare membership at September 30, 2004 of 1.948 million members increased 1.8% from 1.913 million members at June 30, 2004. These membership totals included 0.044 million and 0.039 million members from the CLFC acquisition of medical stop loss business as of September 30, 2004 and June 30, 2004, respectively. The overall increase in membership is primarily the result of lower terminations in all market segments.

Financial Services

The decrease in premiums and deposits in the Financial Services segment from 2003 (before reinsurance) is primarily attributable to the strengthening of the Canadian dollar. Participant accounts in the retirement services markets (including third-party administration and institutional) increased 1.5% reflecting a net growth in participant accounts of 34,555 for the three months ended September 30, 2004.

SALES – THREE MONTHS

Healthcare

The increase in sales for the three months ended September 30, 2004 was driven by the Healthcare segment increase of 26%, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. This included the re-branding effort and the development of a centralized proposal process as well as a re-focus on sales efforts. The increase was offset somewhat by the strengthening of the Canadian dollar.

Financial Services

Financial Services sales decreased due to the strengthening of the Canadian dollar; in U.S. dollars, sales were essentially flat.

(in $ millions)

For the nine months ended September 30	Premiums and Deposits 2004	2003	% Change	Sales 2004	2003	% Change
Business/Product						
Healthcare						
Group life and health	$ **4,798**	$ 6,196	-23%	$ **1,251**	$ 764	64%
Financial Services						
Individual Markets	**710**	665	7%	**190**	225	-16%
Retirement Services	**2,341**	2,431	-4%	**1,064**	1,079	-1%
Total premiums and deposits	$ **7,849**	$ 9,292	-16%	$ **2,505**	$ 2,068	21%
Bulk reinsurance - initial ceded premiums	**-**	(2,713)				
Net premiums and deposits	$ **7,849**	$ 6,579	19%			
Summary by Type						
Risk-based products	$ **1,218**	$ 2,011	-39%			
ASO contracts	**4,680**	5,089	-8%			
Segregated funds deposits:						
- Individual products	**192**	252	-24%			
- Group products	**1,759**	1,940	-9%			
Total premiums and deposits and sales	$ **7,849**	$ 9,292	-16%			
Bulk reinsurance - initial ceded premiums	**-**	(2,713)				
Net premiums and deposits	$ **7,849**	$ 6,579	19%			
Total premiums and deposits and sales US $	$ **5,902**	$ 6,498	-9%	$ **1,884**	$ 1,446	30%

PREMIUMS AND DEPOSITS – NINE MONTHS

For the nine months ended September 30, 2004, premiums and deposits were $7,849 million in total: $1,218 million of risk-based product premiums, $1,951 million of segregated funds deposits, and $4,680 million of ASO contract premiums.

Healthcare

The Healthcare business decreased by 9% compared to the same period last year, before excluding the 2004 impact of $850 million of premiums ceded ($426 million of premium ceded associated with the sale of CLFC Group Life and Health business, and $424 million of reinsurance ceded opposite group health stop loss business). The majority of the decrease is related to the strengthening of the Canadian dollar, with the remaining due to the accounting reclassification of $23 million Minimum Premium Plan to administrative fees and the decline in membership during 2003. This membership trend has begun to reverse in the second half of 2004. Total Healthcare membership at September 30, 2004 of 1.948 million members increased from 1.856 million members at December 31, 2003 and September 30, 2003 by 5%. Membership at September 30, 2004 included the 44,000 stop loss memberships obtained in the CLFC acquisition which was not reflected in the December 31, 2003 membership. Without CLFC, the membership increase from December 31, 2003 would be 2.6%.

Financial Services

Premiums and deposits in the Financial Services segment have remained relatively flat in 2004 compared to the same period of 2003. At September 30, 2004, the participant accounts total of 2,411,728 in the retirement services markets (including third-party administration and institutional) have shown a net growth of 123,377, a 5.4% increase from the December 31, 2003 participant account total of 2,288,351.

SALES – NINE MONTHS

Healthcare

The increase in sales for the nine months ended September 30, 2004 was driven by the Healthcare segment increase of 64%, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. These efforts reflected an increase in both the number of cases sold and average size of cases sold in all market segments.

Financial Services

Financial Services decreased by 4% due to the decrease in sales in the individual markets lines of business. Both lines of business were negatively impacted by the strengthening of the Canadian dollar.

Net Investment Income

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Investment income earned	**$ 402**	$ 387	4%	**$ 1,214**	$ 1,052	15%
Amortization of gains and losses	**20**	23	-13%	**67**	49	37%
Provision for credit losses	**2**	(8)		**10**	1	
Gross investment income	**424**	402	5%	**1,291**	1,102	17%
Less: investment expenses	**5**	8	-38%	**14**	14	-
Net investment income	**$ 419**	$ 394	6%	**$ 1,277**	$ 1,088	17%

Net investment income for the three months ended September 30, 2004 increased by $25 million or 6% from the same period last year primarily due to the 2003 CLFC results being included from the July 10 date of acquisition.

For the nine months ended September 30, 2004, net investment income increased by $189 million or 17% from the same period last year, primarily as a result of the inclusion of CLFC income for an additional two quarters.

Fee Income

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. 2004 results include CLFC fee income.

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Segregated funds	**$ 55**	$ 53	4%	**$ 170**	$ 158	8%
ASO contracts	**216**	206	5%	**628**	656	-4%
Other	**34**	31	10%	**99**	91	9%
	$ 305	$ 290	5%	**$ 897**	$ 905	-1%

For the three months ended September 30, 2004, fee income increased 5% compared to the same period in 2003. Segregated funds increased due to the improvement in equity markets. Administrative fees are higher than prior year, due to a $9 million Minimum Premium Plan accounting reclassification from premium in the third quarter. These increases are partially offset by the impact of the strengthened Canadian dollar.

For the nine months ended September 30, 2004, fee income decreased 1% compared to the same period in 2003. An increase in segregated funds due to the improvement in the equity markets was more than offset by a decrease associated with the change in the US dollar translation rates. The decrease in ASO administrative service fees is primarily the result of the strengthened Canadian dollar, which more than offset a $23 million Minimum Premium Plan accounting reclassification from premium in 2004.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

Amounts paid or credited to policyholders was $843 million and $888 million for the three months ended September 30, 2004 and 2003, respectively, net of the impact of the sale of CLFC group life and health businesses and reinsurance ceded to a third party reinsurer described below.

For the nine months ended September 30, 2004, amounts paid or credited to policyholders increased by $200 million or 9%, net of the $850 million reductions in 2004 and $2,713 million in 2003 for the sale of CLFC group life and health business and reinsurance ceded to a third party reinsurer of GWL&A group health stop loss business.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Total expenses	**$ 241**	$ 282	-15%	**$ 750**	$ 784	-4%
Less: investment expenses	**5**	8	-38%	**14**	14	-
Operating expenses	**236**	274	-14%	**736**	770	-4%
Commissions	**64**	84	-24%	**203**	200	2%
Premium taxes	**14**	16	-13%	**36**	38	-5%
Total	**$ 314**	$ 374	-16%	**$ 975**	$ 1,008	-3%

For the three months ended September 30, 2004, operating expenses decreased 14% to $236 million, from the same period in 2003, due to the synergies associated with integrating CLFC and the strengthening of the Canadian dollar. Commission payments are down 24% due to the reduction in CLFC sales activity. Premium tax payments are down 13% as the result of lower taxable premium.

Operating expenses, commission payments and premium tax payments decreased for the nine months ended September 30, 2004, primarily due to the strengthening of the Canadian dollar.

Operating Results

Lifeco Corporate

The Lifeco Corporate segment, established in the fourth quarter of 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the Company.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	-	-	-	-
Fee and other income	-	-	-	-
Total income	-	-	-	-
Benefits and Expenses:				
Paid or credited to policyholders	-	-	-	-
Other	6	2	8	2
Restructuring costs	8	21	26	21
Amortization of finite life intangible assets	-	-	-	-
Distribution on capital trust securities	-	-	-	-
Net operating income before income taxes	(14)	(23)	(34)	(23)
Income taxes	(11)	(5)	(14)	(5)
Net income before non-controlling interests	(3)	(18)	(20)	(18)
Non-controlling interests	-	-	-	-
Net income	$ (3)	$ (18)	$ (20)	$ (18)
Summary of Net Income				
Preferred shareholder dividends	$ -	$ -	$ -	$ -
Net income - common shareholders	(3)	(18)	(20)	(18)
Net income	$ (3)	$ (18)	$ (20)	$ (18)

Corporate net earnings for Lifeco, attributable to common shareholders, were a charge of $20 million compared to $18 million in 2003, comprised of restructuring costs incurred to September 30, 2004 related to the CLFC acquisition of $16 million ($12 million in 2003), $6 million of U.S. withholding tax ($4 million in 2003) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating income (a charge of $2 million in 2003) incurred at the Lifeco level. For the three month period, restructuring costs incurred were $3 million ($12 million in 2003), withholding tax was $3 million ($4 million in 2003), and operating income was $3 million (a charge of $2 million in 2003).

OTHER INFORMATION
Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports third quarter 2004 results

Winnipeg, October 28, 2004 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $1,207 million for the nine months ended September 30, 2004, compared to $850 million reported a year ago, an increase of 42%. On a per share basis, reflecting the third quarter subdivision of Lifeco common shares, this represents $1.35 per common share for 2004, an increase of 24%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for 2004 was $1,191 million.

For the three months ended September 30, 2004, net income attributable to common shareholders, excluding restructuring charges, was $417 million, an increase of 24% compared to $336 million for 2003, or $0.47 per common share, an increase of 21% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $414 million.

Lifeco experienced solid growth overall in the third quarter, with strong operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- For the third quarter of 2004, common shareholder net income, excluding restructuring charges, increased 24% compared to the third quarter of 2003.
- Return on common shareholders' equity, excluding restructuring costs, was 20.3% for the twelve months ended September 30, 2004.
- Earnings per common share, for the third quarter of 2004, excluding restructuring charges, increased 21% compared to a year ago.
- Assets under administration at September 30, 2004 totalled $162.3 billion, up $3.1 billion from December 31, 2003 levels.
- Quarterly dividends declared were 18.125¢ per common share payable December 31, 2004. Dividends paid on common shares for the first nine months of 2004 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

.../2

The results for 2004 include the effects of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003. The comparative figures for 2003 do not include the results of CLFC for the period January 1 to July 9, 2003.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the nine months ended September 30, 2004 increased 34% to $496 million from $371 million at September 30, 2003. For the third quarter of 2004, earnings were up 17% to $168 million, compared to $144 million a year ago.

Total premiums and deposits for the nine months ended September 30, 2004 were $11.3 billion, an increase of $4.3 billion over 2003. Fee income for the period increased $145 million.

In addition to the inclusion of CLFC business for all of 2004, results reflect strong operating earnings for Great-West, London Life and Canada Life, including significant increases in segregated funds deposits and growth in assets.

Total assets under administration at September 30, 2004 were $81.6 billion, up $5.3 billion from December 31, 2003 levels, with increases in general funds of $2.0 billion and in segregated funds of $3.3 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the nine months ended September 30, 2004 were $245 million compared to $58 million at September 30, 2003. For the third quarter of 2004, earnings were $92 million, up from $35 million a year ago.

Total premiums and deposits for the nine months ended September 30, 2004 were $6.6 billion, an increase of $3.0 billion over 2003. Fee income for the nine months ended September 30, 2004 was $268 million.

The changes are almost entirely due to the inclusion of CLFC results for all of 2004.

Total assets under administration at September 30, 2004 were $35.3 billion, essentially unchanged from December 31, 2003 levels, with decreases in general funds of $1.4 billion and increases in segregated funds of $0.9 billion.

.../3

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the nine months ended September 30, 2004 were $470 million compared to $427 million at September 30, 2003. For the third quarter of 2004, earnings were $157 million, down slightly from $163 million a year ago.

Total premiums and deposits for the nine months ended September 30, 2004 were US $5.9 billion, a decrease of US $596 million from 2003. Premiums and deposits for Healthcare continue to reflect the impact of reinsurance transactions undertaken in 2003 and 2004, related to the acquisition of Canada Life. Premiums and deposits for Financial Services retirement products increased over 2003.

Fee income for the nine months ended September 30, 2004 was US $674 million, an increase of US $41 million compared to a year ago.

Total assets under administration at US $36.0 billion at September 30, 2004 were relatively unchanged from December 31, 2003 levels.

CORPORATE

Corporate net earnings for Lifeco, attributable to common shareholders, were a net charge of $20 million for the nine months ended September 30, 2004, and a net charge of $3 million for the third quarter of 2004. These results are comprised of restructuring costs related to the CLFC acquisition and U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.18125 per share on the common shares of the Company payable December 31, 2004 to shareholders of record at the close of business December 3, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share; and
- Initial dividend on Series G First Preferred Shares of $0.38466 per share payable December 31, 2004 to shareholders of record at the close of business December 3, 2004.

.../4

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $162 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-Looking Information and Non-GAAP Financial Measures

This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

Further information
Selected financial information is attached.

Great-West Lifeco's third quarter analyst teleconference will be held Thursday, October 28, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-405-9328
- Participants from North America: 1-800-387-6216
- Participants from Overseas: Dial international access code first, then 800-7664-7664.

A replay of the call will be available from October 28, until November 4, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3105529#).

Additional information relating to Lifeco, including most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), Annual Information Form (AIF) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,087**	$ 3,064	1%	**$ 10,438**	$ 8,682	20%
Self-funded premium equivalents (ASO contracts) (1)	**2,015**	2,065	-2%	**6,069**	6,286	-3%
Segregated funds deposits: (1)						
Individual products	**1,146**	984	16%	**4,124**	1,841	124%
Group products	**1,045**	1,048	-%	**5,131**	3,023	70%
Total premiums and deposits	**7,293**	7,161	2%	**25,762**	19,832	30%
Bulk reinsurance - initial ceded premiums (2)	**-**	(5,429)		**-**	(5,429)	
Net premiums and deposits	**7,293**	1,732		**25,762**	14,403	
Fee and other income	**555**	498	11%	**1,674**	1,330	26%
Paid or credited to policyholders (2)	**3,387**	(2,059)	-264%	**11,489**	4,222	172%
Net income attributable to:						
Preferred shareholders	**15**	15		**43**	27	59%
Common shareholders before restructuring costs (3)	**417**	336	24%	**1,207**	850	42%
Restructuring costs after tax (3)	**3**	12		**16**	12	
Common shareholders	**414**	324	28%	**1,191**	838	42%
Per Common Share (4)						
Basic earnings before restructuring costs (3)	**$ 0.468**	$ 0.386	21%	**$ 1.352**	$ 1.088	24%
Restructuring costs after tax (3)	**0.002**	0.016	-88%	**0.017**	0.016	6%
Basic earnings after restructuring costs	**0.466**	0.370	26%	**1.335**	1.072	25%
Dividends paid	**0.18125**	0.14625	24%	**0.50375**	0.41625	21%
Book value				**8.99**	8.25	9%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs (3)				**20.3%**	21.6%	
Net income				**20.1%**	21.4%	
At September 30						
Total assets				**$ 96,705**	$ 99,083	-2%
Segregated funds assets (1)				**65,594**	58,295	13%
Total assets under administration				**$ 162,299**	$ 157,378	3%
Capital stock and surplus				**$ 9,438**	$ 8,518	11%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). The costs include approximately $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

(4) Per Common Share computations have been adjusted to reflect the two-for-one subdivision of the Company's common shares effective October 6, 2004 (see note 13 in the Company's interim financial statements).

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Income				
Premium income	**$ 3,087**	$ 3,064	**$ 10,438**	$ 8,682
Bulk reinsurance - initial ceded premiums	**-**	(5,429)	**-**	(5,429)
	3,087	(2,365)	**10,438**	3,253
Net investment income	**1,272**	1,316	**3,921**	3,167
Fee and other income	**555**	498	**1,674**	1,330
	4,914	(551)	**16,033**	7,750
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,387**	(2,059)	**11,489**	4,222
Commissions	**297**	288	**902**	621
Operating expenses	**543**	607	**1,699**	1,439
Restructuring costs (note 2)	**8**	21	**26**	21
Premium taxes	**75**	53	**190**	115
Amortization of finite life intangible assets (note 3)	**7**	-	**14**	-
Distribution on capital trust securities (note 5)	**8**	10	**22**	19
Net income before income taxes	**589**	529	**1,691**	1,313
Income taxes - current	**171**	230	**375**	474
- future	**(30)**	(75)	**33**	(98)
Net income before non-controlling interests	**448**	374	**1,283**	937
Non-controlling interests (note 5)	**19**	35	**49**	72
Net income	**$ 429**	$ 339	**$ 1,234**	$ 865
Earnings per common share (note 10)				
Basic	**$ 0.466**	$ 0.370	**$ 1.335**	$ 1.072
Diluted	**$ 0.462**	$ 0.366	**$ 1.323**	$ 1.061

Summary of Net Income				
Preferred shareholder dividends	**$ 15**	$ 15	**$ 43**	$ 27
Net income - common shareholders	**414**	324	**1,191**	838
Net income	**$ 429**	$ 339	**$ 1,234**	$ 865
Average number of shares outstanding - basic (note 10)			892,383,806	781,657,210
Average number of shares outstanding - diluted (note 10)			900,502,985	789,475,204

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	September 30, 2004	December 31, 2003	September 30, 2003
Assets			
Bonds	**$ 55,691**	$ 54,208	$ 54,721
Mortgage loans	**14,803**	15,088	15,091
Stocks	**3,343**	3,199	3,019
Real estate	**1,581**	1,594	1,649
Loans to policyholders	**6,628**	6,566	6,605
Cash and certificates of deposit	**2,269**	2,461	3,458
Funds withheld by ceding insurers	**2,283**	4,142	4,655
Premiums in course of collection	**424**	448	560
Interest due and accrued	**910**	882	945
Future income taxes	**396**	482	312
Goodwill (note 3(a))	**5,328**	5,265	4,934
Intangible assets (note 3(b))	**1,508**	1,398	1,424
Other assets	**1,541**	1,718	1,710
Total assets	**$ 96,705**	$ 97,451	$ 99,083
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 66,411**	$ 66,999	$ 68,137
Provision for claims	**1,002**	1,092	1,126
Provision for policyholder dividends	**553**	544	597
Provision for experience rating refunds	**668**	840	946
Policyholder funds	**2,094**	2,023	2,138
	70,728	71,498	72,944
Commercial paper and other loans (note 4)	**2,110**	2,576	2,999
Current income taxes	**504**	619	600
Funds held under reinsurance contracts	**4,233**	4,655	4,735
Future income taxes	**75**	-	-
Other liabilities	**4,106**	4,355	3,614
Repurchase agreements	**720**	503	909
Net deferred gains on portfolio investments sold	**2,230**	2,237	2,221
	84,706	86,443	88,022
Non-controlling interests (note 5)	**2,561**	2,418	2,543
Capital Stock and Surplus			
Capital stock (note 6)	**6,077**	5,783	5,798
Surplus	**3,664**	2,993	2,817
Provision for unrealized gain (loss) on translation of net investment in foreign operations	**(303)**	(186)	(97)
	9,438	8,590	8,518
Liabilities, capital stock and surplus	**$ 96,705**	$ 97,451	$ 99,083

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2004	2003
Balance, beginning of year	**$ 2,993**	$ 2,382
Net income	**1,234**	865
Change in accounting policy (note 1(b))	**(4)**	-
Contributed surplus - Stock option expense		
Change in accounting policy (note 1(b))	**5**	-
Current year expense (note 7)	**6**	-
Repatriation of Canada Life seed capital from participating policyholder account (note 5 (b))	**21**	-
Share issue costs - preferred shares	**(6)**	-
Redemption premium - preferred shares	**-**	(2)
Common share cancellation excess	**(92)**	(72)
Dividends to shareholders		
Preferred shareholders	**(43)**	(27)
Common shareholders	**(450)**	(329)
Balance, end of period	**$ 3,664**	$ 2,817

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Operations				
Net income	$ **429**	$ 339	$ **1,234**	$ 865
Adjustments for non-cash items:				
Change in policy liabilities	**(1,507)**	(3,685)	**173**	(3,756)
Change in funds withheld by ceding insurers	**1,589**	(38)	**1,859**	131
Change in funds held under reinsurance contracts	**-**	4,735	**-**	4,735
Change in current income taxes payable	**105**	88	**(113)**	145
Future income tax expense	**(30)**	(75)	**33**	(98)
Other	**164**	(309)	**(612)**	266
Cash flows from operations	**750**	1,055	**2,574**	2,288
Financing Activities				
Issue of common shares	**3**	1,025	**18**	1,033
Issue of preferred shares	**300**	-	**300**	-
Purchased and cancelled common shares	**(29)**	(33)	**(117)**	(86)
Redemption of preferred shares	**-**	(102)	**-**	(102)
Issue of debentures	**-**	-	**-**	600
Repayment of commercial paper and other loans	**(2)**	986	**(4)**	983
Partial repayment of five year term facility (note 4)	**(250)**	-	**(450)**	-
Share issue costs	**(5)**	-	**(5)**	-
Debenture issue costs	**-**	-	**-**	(6)
Dividends paid	**(177)**	(146)	**(493)**	(356)
	(160)	1,730	**(751)**	2,066
Investment Activities				
Bond sales and maturities	**7,454**	11,852	**27,657**	26,688
Mortgage loan repayments	**599**	676	**1,700**	1,317
Stock sales	**294**	264	**944**	560
Real estate sales	**9**	290	**64**	466
Change in loans to policyholders	**27**	(381)	**(165)**	(454)
Change in repurchase agreements	**154**	663	**257**	466
Reinsurance transactions	**3**	-	**(433)**	-
Investment in Canada Life Financial Corporation	**-**	(1,862)	**-**	(1,862)
Investment in subsidiaries	**-**	170	**-**	170
Investment in bonds	**(8,279)**	(10,993)	**(29,449)**	(27,419)
Investment in mortgage loans	**(590)**	(1,023)	**(1,405)**	(1,329)
Investment in stocks	**(308)**	(158)	**(1,098)**	(372)
Investment in real estate	**(20)**	(20)	**(87)**	(39)
	(657)	(522)	**(2,015)**	(1,808)
Increase (decrease) in cash and certificates of deposit	**(67)**	2,263	**(192)**	2,546
Cash and certificates of deposit, beginning of period	**2,336**	1,195	**2,461**	912
Cash and certificates of deposit, end of period	$ **2,269**	$ 3,458	$ **2,269**	$ 3,458

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions, except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2004 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2003.

(b) New Accounting Requirements for 2004

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

Interim Financial Statements

Effective June 30, 2004, the CICA Handbook Section 1751 Interim Financial Statements was amended to require disclosure of the total benefit cost for employee future benefits. This change in accounting policy has been applied prospectively (see note 9).

(c) Certain of 2003 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Following the acquisition of Canada Life Financial Corporation (CLFC) on July 10, 2003, the Company developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A). Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations, facilities, systems and compensation costs. These costs are included in the Summary of Consolidated Operations in the line restructuring costs and included in the Corporate segment (note 12).

Significant administrative activities performed by CLFC prior to July 10, 2003 are being exited, restructured and integrated with the activities performed by Great-West, London Life and GWL&A. In Canada, selected administrative functions, facilities and systems are being restructured and integrated with Great-West and London Life functions. These activities are expected to be substantially completed by the end of 2005. In Europe, selected administrative functions, facilities and systems are being restructured and non-strategic international operations and locations are being exited. These activities are expected to be substantially completed by the end of 2005. In the United States, selected administrative functions, facilities and systems are being restructured and integrated with GWL&A functions. These activities are expected to be substantially completed by the end of 2004.

Expected total restructuring costs were revised during the second quarter of 2004 from $497 to $448. The revised expected total restructuring costs primarily reflect lower compensation costs being incurred. The costs include approximately $350 that was recognized as part of the finalization of the allocation of the purchase equation of CLFC, a reduction of $62 from December 31, 2003 estimate of $412. Costs of approximately $98 are expected to be charged to income as incurred, an increase of $13 from December 31, 2003 estimate of $85.

The following details the amount and status of restructuring and exit program costs for the period ended September 30, 2004:

	Expected total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance September 30, 2004
Eliminating duplicate systems	$ 128	$ 13	$ 41	$ 54	$ 74
Exiting and consolidating operations	115	28	40	68	47
Compensation costs	205	84	76	160	45
	$ 448	$ 125	$ 157	$ 282	$ 166
Accrued on acquisition	$ 350	$ 94	$ 131	$ 225	$ 125
Expense as incurred	98	31	26	57	41
	$ 448	$ 125	$ 157	$ 282	$ 166
Canada	$ 356	$ 95	$ 127	$ 222	$ 134
Europe	47	13	11	24	23
United States	45	17	19	36	9
	$ 448	$ 125	$ 157	$ 282	$ 166

3. Goodwill and Intangible Assets

(a) Carrying value of goodwill and changes in carrying value of goodwill for the nine months ended September 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 5,265**	$ 1,158
Acquisition of subsidiary	**-**	3
CLFC acquisition	**-**	3,783
Changes in allocation of purchase price of CLFC	**66**	-
Changes in foreign exchange rates	**(3)**	(10)
Balance, end of period	**$ 5,328**	$ 4,934

The change in the allocation of the purchase price of CLFC consists of decreases in the values of invested and other assets acquired of $91, increases in the value of intangible assets of $127, increases in the value of policy liabilities assumed of $164 and decreases in the value of other liabilities assumed of $62.

The Company has finalized its accounting for the CLFC acquisition. The Company will finalize the allocation of goodwill to the Company's major reportable segments during the fourth quarter of 2004.

(b) Carrying value of intangible assets and changes in carrying value of intangible assets for the nine months ended September 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 1,398**	$ 529
CLFC acquisition	**-**	895
Changes in allocation of purchase price of CLFC	**127**	-
Amortization of finite life intangible assets	**(14)**	-
Changes in foreign exchange rates	**(3)**	-
Balance, end of period	**$ 1,508**	$ 1,424

During 2004, as part of the revision of the allocation of the purchase price of CLFC the Company identified $127 of additional finite life intangible assets relating to distribution channels of CLFC. These finite life intangible assets are amortized on a straight-line basis over a period not exceeding 30 years.

4. Commercial Paper and Other Loans

Commercial paper and other loans consist of the following:

	September 30, 2004	December 31, 2003	September 30, 2003
Short Term			
Commercial paper and other short term borrowings with interest rates from 1.7% to 2.0% (1.1% to 1.2% in 2003)	$ **122**	$ 124	$ 135
Revolving credit in respect of reinsurance business with interest rates from 1.8% to 2.5% maturing within one year (1.3% to 2.6% in 2003)	**22**	29	33
One year bank facility at rates of 3.2% to 5.0%	**-**	-	394
Total Short Term	**144**	153	562
Long Term			
Operating			
Other notes payable with interest of 8.0%	**11**	12	12
Capital			
Lifeco			
Five year term facility at rates of: $118 at Canadian 91-day Bankers' Acceptance; $31 at 91-day LIBOR rate	**149**	596	600
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
CLFC			
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**275**	278	278
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**209**	210	210
Series B 6.40% Debentures due December 11, 2028, unsecured	**101**	101	101
GWL&A			
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	**221**	226	236
	1,955	2,411	2,425
Total Long Term	**1,966**	2,423	2,437
Total Commercial Paper and Other Loans	$ **2,110**	$ 2,576	$ 2,999

During 2004 the Company repaid $450 principal amount of the five year term facility.

5. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life, The Canada Life Assurance Company (Canada Life) and GWL&A at September 30, 2004, December 31, 2003 and September 30, 2003. The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and its subsidiaries are:

a)	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 25**	$ 25	**$ 74**	$ 75
London Life	**142**	170	**420**	458
Canada Life	**45**	12	**130**	12
GWL&A	**38**	56	**139**	145
Policyholder dividends				
Great-West	**(24)**	(24)	**(68)**	(69)
London Life	**(131)**	(139)	**(389)**	(404)
Canada Life	**(45)**	(13)	**(140)**	(13)
GWL&A	**(36)**	(56)	**(131)**	(143)
Net income	**14**	31	**35**	61
Preferred shareholder dividends of subsidiaries	**5**	4	**14**	10
Non-controlling interests in capital stock and surplus	**-**	-	**-**	1
Total	**$ 19**	$ 35	**$ 49**	$ 72
Distribution on Great-West Life Capital Trust Securities	**$ 6**	$ 6	**$ 16**	$ 16
Distribution on Canada Life Capital Trust Securities	**7**	7	**21**	7
Trust units held by consolidated group as temporary investments	**(5)**	(3)	**(15)**	(4)
Total	**$ 8**	$ 10	**$ 22**	$ 19

b) As at	September 30, 2004	December 31, 2003	September 30, 2003
Participating policyholder undistributed surplus			
Great-West	**$ 350**	$ 345	$ 336
London Life	**1,014**	985	959
Canada Life	**14**	50	42
GWL&A	**204**	202	211
	1,582	1,582	1,548
Preferred shareholders of subsidiaries	**369**	370	371
Trust units issued by Great-West Life Capital Trust	**350**	350	350
Trust units issued by Canada Life Capital Trust	**450**	450	450
Acquisition related fair market value adjustment	**38**	41	41
Trust securities held by consolidated group as temporary investments	**(228)**	(375)	(217)
	610	466	624
	$ 2,561	$ 2,418	$ 2,543

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of The Canada Life Assurance Company and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2004, following OSFI approval, $21 of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 and a decrease in non-controlling interests of $21.

6. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	September 30, 2004		December 31, 2003		September 30, 2003	
	Number	**Stated Valu**	Number	Stated Value	Number	Stated Valu
Preferred Shares:						
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**$ 200**	8,000,000	$ 200	8,000,000	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,868,131**	**597**	23,868,131	597	23,868,131	597
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,006**	**199**	7,957,006	199	7,957,006	199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	-	-	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**130**	5,192,242	130	5,192,242	130
Balance, end of period	**57,017,379**	**$ 1,426**	45,017,379	$ 1,126	45,017,379	$ 1,126
Common Shares:						
Balance, beginning of year	**446,561,962**	**$ 4,657**	366,376,712	$ 1,552	366,376,712	$ 1,552
Purchased and cancelled under Normal Course Issuer Bid	**(2,359,900)**	**(24)**	(3,853,600)	(32)	(2,213,700)	(15)
Issued under Stock Option Plan	**1,222,195**	**18**	840,937	13	727,371	11
Private placement	**-**	**-**	23,964,213	900	23,964,213	900
Issued on acquisition of CLFC	**-**	**-**	55,958,505	2,102	55,958,505	2,102
Issued and exchange for vested CLFC options	**-**	**-**	3,275,195	122	3,261,645	122
Balance, end of period	**445,424,257**	**$ 4,651**	446,561,962	$ 4,657	448,074,746	$ 4,672
Total Capital Stock		**$ 6,077**		$ 5,783		$ 5,798

During the third quarter of 2004, the Company issued 12,000,000 Series G, 5.20% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after December 31, 2009.

Subsequent to September 30, 2004 the Company's common shares were subdivided on a two-for-one basis (see note 13).

7. Stock Based Compensation

Under the Company's stock option plan, on a pre-split basis, 141,000 options were granted during the first quarter, 142,500 options were granted during the second quarter and 90,000 options were granted during the third quarter of 2004 (367,000 options were granted during the first quarter, 131,750 options were granted during the second quarter and 1,361,500 options were granted during the third quarter of 2003). The weighted-average fair value of options granted during the nine months ended September 30, 2004 was $12.39 per option ($9.94 per option during the nine months ended September 30, 2003). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the nine months ended September 30, 2004 and September 30, 2003 respectively: dividend yield 2.679% (2.813%), expected volatility 24.66% (26.21%), risk-free interest rate 4.335% (5.065%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting, compensation expense has been recorded on the options granted under the Company's stock option plan since January 1, 2002 based on the fair value of the options granted, and amortized over the vesting period. Compensation expense of $5 million, after tax, has been recognized for the nine months ended September 30, 2004. For the nine months ended September 30, 2003, the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002. The Company's net income for the nine months ended September 30, 2003 on this basis would have been reduced by $3 million.

8. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $426 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $436, a reduction of policyholder liabilities of $403, and a reduction of other liabilities of $33.

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in benefits and expenses are as follows:

	For the three months ended September 30, 2004	For the nine months ended September 30, 2004
Pension benefits	$ 9	$ 38
Other benefits	8	36
Total	$ 17	$ 74

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2004	2003	**2004**	2003
a) Earnings				
Net income - common shareholders	**$ 414**	$ 324	**$ 1,191**	$ 838
b) Average Number of Common Shares at September 30 (1)				
Average number of common shares outstanding			**892,383,806**	781,657,210
Add:				
-Potential exercise of outstanding stock options			**8,119,179**	7,817,994
Average number of common shares outstanding - diluted basis			**900,502,985**	789,475,204
Earnings per Common Share				
Basic	**$ 0.466**	$ 0.370	**$ 1.335**	$ 1.072
Diluted	**$ 0.462**	$ 0.366	**$ 1.323**	$ 1.061

(1) Earnings per Common Share computations have been adjusted to reflect the two-for-one subsidivion of the Company's common shares effective October 6, 2004 (see note 13).

11. Commitments (changes since December 31, 2003 annual report)

LRG has a syndicated letter of credit facility providing U.S. $1,100 in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818.

LRG has issued U.S. $764 in letters of credit as at September 30, 2004 for this facility.

12. Segmented Information

Effective for the second quarter of 2004 the Company has changed its major reportable segments by separating the former Canada/Europe segment into two segments, Canada and Europe. The segments reflect the management structure and organization of the Company. Comparative information has been separated on the same basis.

The Canada segment includes the net consolidated Canadian operations of Great-West and its wholly owned subsidiaries CLFC and LIG. The Europe segment includes the net consolidated European and International operations of CLFC together with reinsurance operations of CLFC and LRG.

Consolidated Operations

For the three months ended September 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,384	$ 1,176	$ 527	$ -	$ 3,087
Net investment income	622	231	419	-	1,272
Fee and other income	169	81	305	-	555
Total income	2,175	1,488	1,251	-	4,914
Benefits and Expenses:					
Paid or credited to policyholders	1,449	1,235	703	-	3,387
Other	452	143	314	6	915
Restructuring costs	-	-	-	8	8
Amortization of finite life intangible assets	4	3	-	-	7
Distribution on capital trust securities	8	-	-	-	8
Net operating income before income taxes	262	107	234	(14)	589
Income taxes	64	13	75	(11)	141
Net income before non-controlling interests	198	94	159	(3)	448
Non-controlling interests	15	2	2	-	19
Net income	$ 183	$ 92	$ 157	$ (3)	$ 429
Summary of Net Income					
Preferred shareholder dividends	$ 15	$ -	$ -	$ -	$ 15
Net income - common shareholders	168	92	157	(3)	414
Net income	$ 183	$ 92	$ 157	$ (3)	$ 429

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,315	$ 931	$ 818	$ -	$ 3,064
Bulk reinsurance - initial ceded premiums	(2,716)	-	(2,713)	-	(5,429)
	(1,401)	931	(1,895)	-	(2,365)
Net investment income	681	241	394	-	1,316
Fee and other income	147	61	290	-	498
Total income	(573)	1,233	(1,211)	-	(551)
Benefits and Expenses:					
Paid or credited to policyholders	(1,271)	1,037	(1,825)	-	(2,059)
Other	419	153	374	2	948
Restructuring costs	-	-	-	21	21
Amortization of finite life intangible assets	-	-	-	-	-
Distribution on capital trust securities	10	-	-	-	10
Net operating income before income taxes	269	43	240	(23)	529
Income taxes	72	8	80	(5)	155
Net income before non-controlling interests	197	35	160	(18)	374
Non-controlling interests	38	-	(3)	-	35
Net income	$ 159	$ 35	$ 163	$ (18)	$ 339

	Canada	Europe	United States	Lifeco Corporate	Total
Summary of Net Income					
Preferred shareholder dividends	$ 15	$ -	$ -	$ -	$ 15
Net income - common shareholders	144	35	163	(18)	324
Net income	$ 159	$ 35	$ 163	$ (18)	$ 339

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 4,859	$ 4,361	$ 1,218	$ -	$ 10,438
Net investment income	1,892	752	1,277	-	3,921
Fee and other income	509	268	897	-	1,674
Total income	7,260	5,381	3,392	-	16,033
Benefits and Expenses:					
Paid or credited to policyholders	5,152	4,635	1,702	-	11,489
Other	1,363	445	975	8	2,791
Restructuring costs	-	-	-	26	26
Amortization of finite life intangible assets	10	4	-	-	14
Distribution on capital trust securities	22	-	-	-	22
Net operating income before income taxes	713	297	715	(34)	1,691
Income taxes	135	51	236	(14)	408
Net income before non-controlling interests	578	246	479	(20)	1,283
Non-controlling interests	39	1	9	-	49
Net income	$ 539	$ 245	$ 470	$ (20)	$ 1,234

Summary of Net Income

	Canada	Europe	United States	Lifeco Corporate	Total
Preferred shareholder dividends	$ 43	$ -	$ -	$ -	$ 43
Net income - common shareholders	496	245	470	(20)	1,191
Net income	$ 539	$ 245	$ 470	$ (20)	$ 1,234

For the nine months ended September 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,592	$ 3,079	$ 2,011	$ -	$ 8,682
Bulk reinsurance - initial ceded premiums	(2,716)	-	(2,713)	-	(5,429)
	876	3,079	(702)	-	3,253
Net investment income	1,550	529	1,088	-	3,167
Fee and other income	364	61	905	-	1,330
Total income	2,790	3,669	1,291	-	7,750
Benefits and Expenses:					
Paid or credited to policyholders	1,151	3,432	(361)	-	4,222
Other	997	168	1,008	2	2,175
Restructuring costs	-	-	-	21	21
Amortization of finite life intangible assets	-	-	-	-	-
Distribution on capital trust securities	19	-	-	-	19
Net operating income before income taxes	623	69	644	(23)	1,313
Income taxes	156	7	218	(5)	376
Net income before non-controlling interests	467	62	426	(18)	937
Non-controlling interests	69	4	(1)	-	72
Net income	$ 398	$ 58	$ 427	$ (18)	$ 865

	Canada	Europe	United States	Lifeco Corporate	Total
Summary of Net Income					
Preferred shareholder dividends	$ 27	$ -	$ -	$ -	$ 27
Net income - common shareholders	371	58	427	(18)	838
Net income	$ 398	$ 58	$ 427	$ (18)	$ 865

13. Subsequent Event

On September 24, 2004, the shareholders of the Company approved a subdivision of the Company's common shares on a two-for-one basis. The subdivision, which was effective October 6, 2004, increased the number of common shares outstanding on October 6, 2004 from 445,401,757 to 890,803,514. Had the subdivision been effective September 30, 2004, the number of common shares outstanding on September 30, 2004 would have increased from 445,424,257 to 890,848,514.